Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2004

DATED: MARCH 21, 2005

1618 Station Street

Vancouver, BC, Canada.

V6A 1B6

TABLE OF CONTENTS

GLOSSARY OF TERMS

CORPORATE STRUCTURE

Incorporation

Intercorporate Relationships

GENERAL DEVELOPMENT OF THE BUSINESS

DESCRIPTION OF BUSINESS

Overview

Angiotech Technology

Products and Product Development Programs

Business Strategy

Segmented Information

Patents, Proprietary Rights and Licenses

Research and Product Development

Regulatory Environment

Process Development, Manufacturing and Distribution

Competitive Conditions

Economic Dependence

Employees

Facilities

Environmental Protection

RISK FACTORS

Risks Related to Our Business

Risks Relating to Our Shares

DIVIDEND POLICY

SELECTED CONSOLIDATED FINANCIAL INFORMATION

DIRECTORS AND EXECUTIVE OFFICERS

CORPORATE GOVERNANCE

Audit Committee

Sarbanes-Oxley Act Section 404

Governance and Nominating Committee

Compensation Committee

DESCRIPTION OF SHARE CAPITAL

MARKET FOR SECURITIES

Trading Price and Volume

LEGAL PROCEEDINGS

MATERIAL CONTRACTS

TRANSFER AGENT & REGISTRAR

EXPERTS

FORWARD-LOOKING STATEMENTS

ADDITIONAL INFORMATION

Schedule A

* * * * *

Unless otherwise indicated, the information presented in this Annual Information Form is presented as of December 31, 2004 and all currency amounts are stated in U.S. dollars.  As of March 21, 2005, the closing rate of exchange of the Bank of Canada was $1.00 U.S. dollar for each $1.21 Canadian. This Annual Information Form contains forward-looking statements which involve risks and uncertainties. See the section titled “Forward-Looking Statements.”

ANNUAL INFORMATION FORM

ANGIOTECH PHARMACEUTICALS, INC.

GLOSSARY OF TERMS

angioplasty	The process of dilating a blood vessel, by various means, including insertion of a balloon-tipped catheter within the restricted region, then inflating the balloon (balloon angioplasty).
cardiovascular

A body system that includes the blood vessels that circulate blood to and from all parts of the body, the heart which keeps the blood in motion, and the lymphatic vessels, an ancillary set of vessels, that circulate lymph.

catheter	A tube for insertion into a body cavity for introducing or removing a substance. A balloon-tipped catheter is a tube with a balloon at its tip that can be inflated or deflated.
device	An item other than a drug that has application in medical therapy. Usually restricted to items used directly on or in the patient, not including diagnostic equipment or surgical instruments.
hydrophilic lubricious coating	A coating that is water-like and works in a water environment and is usually water based.
hydrophilic/hydrophobic polymer matrix	A polymer combination that is capable of dissolving water-like and/or oil-like compounds within it.
inflammation	The natural response of the body to irritation or injury, characterized by a cascade of immune events.
perivascular	Relating to the outside of a blood vessel.
pharmacotherapeutics	The concept of enhancing the treatment mediated by medical devices and biomaterials by the addition of a biologically active drug.
phase 1 clinical studies	These studies test the product in a small number of patients to determine safety, maximum dose tolerance and pharmacokinetic properties.
phase 2 clinical studies	These studies assess safety and efficacy in a larger patient base.
phase 3 clinical studies

These studies involve a controlled evaluation in an expanded patient population at multiple sites to determine longer term clinical safety and efficacy.  It is from the data of these studies that the benefit/risk relationship is established and the final labeling claims are defined.

pivotal study	A well-controlled study which meets the criteria of a health authority for approval/disapproval decisions. Applies to drugs, medical devices and combination products.
polymer	A module which is composed of individual monomers or repeating units which are linked in a chain.
restenosis

The re-narrowing of a blood vessel following angioplasty. The American Heart Association defines binary restenosis as 50% diameter closure or greater, of the treated (i.e., dilated) segment of the artery.

stent	A supportive cylindrical medical device, usually made of metal, inserted into a body duct or tube to open or prevent collapse of ducts or tubes.

CORPORATE STRUCTURE

Incorporation

We were incorporated in British Columbia in 1989 pursuant to the Company Act (British Columbia), the predecessor to the Business Corporations Act (British Columbia).   Over the subsequent 16 years, we have amended our incorporating documents on several occasions to alter our share capital (for various financing and stock splits) and our corporate name.  In early 2004, the Business Corporations Act (British Columbia) was proclaimed and our shareholders adopted at the 2004 annual general meeting a new notice of articles and set of articles to reflect that significant legislative change.  The amendments made to previous incorporating documents were described in summary form in that annual general meeting information circular, none of which were material to our affairs.

Our head office and principal place of business is located at 1618 Station Street, Vancouver, BC, Canada, V6A 1B6. Our registered office is located at 2620 – 1055 West Georgia Street, Vancouver, BC V6E 3R5.

Intercorporate Relationships

The table below sets out the Company’s principal subsidiaries, including the jurisdiction of incorporation and the percentage of voting securities currently held directly or indirectly by the Company.  Certain of the Company’s subsidiaries are omitted from the table if the total assets and the operating and sales revenues of that subsidiary do not exceed 10% of the consolidated assets and operating and sales revenues of the Company.

Subsidiary	Incorporated under the laws of	Percentage of voting securities held directly or indirectly
Angiotech BioMaterials Corp. (formerly Cohesion Technologies, Inc.)	Delaware	100%
Angiotech BioCoatings Corp. (formerly STS Biopolymers, Inc.)	Delaware	100%
NeuColl, Inc.	Delaware	100%
Angiotech Investment Partnership	Canada	100%
Angiotech International Holdings Inc.	Canada	100%

In this Annual Information Form, references to “the Company”, “Angiotech”, “us”, or “we” are to Angiotech Pharmaceuticals, Inc. and all of its subsidiaries as a whole, except where it is clear that these terms only refer to Angiotech Pharmaceuticals, Inc.

GENERAL DEVELOPMENT OF THE BUSINESS

We are a specialty pharmaceutical company focused on combining pharmaceutical compounds with medical devices and biomaterials to better address common complications associated with the implantation of medical devices and the detrimental effects of various diseases. We commenced operations as a biopharmaceutical company in the fall of 1992.  Since that time we have raised approximately $367.2 million in net proceeds from the issuance of our equity securities to investors, including our last offering in October 2003 raising gross proceeds of over $252.1 million. Our common shares are listed on The Toronto Stock Exchange under the symbol “ANP” and quoted on the NASDAQ National Market under the symbol “ANPI”.

For the year ended December 31, 2004, we recorded net income of $52.5 million ($0.63 basic net income per share), compared to a loss of $52.9 million ($0.75 basic net loss per share) for the fifteen month period ended December 31, 2003 and a loss of $11.5 million ($0.18 basic net loss per share) for the year ended September 30, 2002.  The increase in net income for the fiscal year ended December 31, 2004 was due to a significant increase in royalty revenue derived from Boston Scientific Corporation (“BSC”) sales of the TAXUS® Express2™ (“TAXUS Express”) paclitaxel-eluting coronary stent system.

Paclitaxel-eluting Coronary Stent System

Our first commercial product is a paclitaxel-eluting coronary stent system for the treatment of coronary artery disease. This product was developed based on the key discovery that the drug paclitaxel blocks an important cellular pathway involved in scar formation. The development of a paclitaxel-eluting stent to prevent restenosis, or re-narrowing of a blood vessel following angioplasty to treat coronary artery disease, led to a co-exclusive, worldwide license agreement with BSC and Cook Incorporated (“Cook”) in July 1997, both international medical device manufacturers and distributors. That license agreement granted both BSC and Cook worldwide rights to develop and market paclitaxel-eluting coronary, peripheral and gastrointestinal stents using our technology.  Stent placement in conjunction with balloon angioplasty is widely used in the management of coronary artery disease.

In March 2004, BSC received U.S. Food and Drug Administration (“FDA”) approval and commenced sales in the United States of its paclitaxel-eluting coronary stent, TAXUS Express. Under the terms of our worldwide co-exclusive license, we receive a royalty from worldwide sales by BSC of paclitaxel-eluting stents.  Royalty revenue received from BSC since FDA approval amounted to $98.4 million for the year ended December 31, 2004.  As of December 31, 2004, over one million TAXUS Express stents incorporating our technology have been implanted worldwide in patients with coronary artery disease.  While we do anticipate that future royalty payments will be significantly more than in the past three years, there is no guarantee that royalty payments will continue or increase, and demand for BSC’s products could decline as a result of competition, technological change or other factors. See the section titled “Risk Factors” for further discussion about our strategic collaborators.

In September 2004, we amended our 1997 license agreement with Cook to accommodate Cook's election to exit and return all licensed rights related to the coronary vascular field.  In doing so, Cook elected to focus on the development of paclitaxel-eluting peripheral vascular and gastrointestinal stents. The amendment to our license agreement included a $25 million payment from us to Cook. The license agreement was amended to (i) increase the royalty rate payable by Cook to us upon the commercial sale of paclitaxel-eluting peripheral vascular stent products and (ii) to provide a multi-year extension to the license agreement for Cook related to the peripheral vascular and gastrointestinal fields of use.

In November 2004, we amended our 1997 license agreement with BSC upon their election to become the exclusive worldwide licensee to our coronary paclitaxel-eluting stent technology.  Pursuant to the terms of the 1997 license agreement with BSC, the royalty rates applied to sales of paclitaxel-eluting coronary stents by BSC were increased by one percentage point (1%) across all royalty tiers as of November 23, 2004, where patent coverage exists, when BSC exercised its election for exclusivity in the paclitaxel-eluting coronary stent field.  We also granted BSC the right to sublicense our paclitaxel-eluting coronary stent technology to third parties in return for a $13.9 million payment to us. If BSC exercises its sublicensing rights in the future, we will receive a percentage of any sublicensing consideration paid to BSC and a royalty rate payable on any third party product sales.

Acquisitions and Other Business Relationships

Over the past three years, we have completed three acquisitions and as a result acquired several approved products.  We have also entered into several business relationships for in-licensing and out-licensing of our technology, and for the manufacture and distribution of certain of our approved products.

On January 31, 2003, we acquired all of the issued and outstanding share capital and related warrants and options of Cohesion Technologies, Inc. in an all-stock merger transaction for total consideration of $47.9 million. Subsequent to the acquisition, we changed the name of the company to Angiotech BioMaterials Corp. (“BioMaterials”).  BioMaterials’ patent portfolio is comprised of proprietary technology in the fields of collagen compositions and hydrophilic polymers and includes a significant number of issued U.S. patents and patent applications that are pending in the United States. Pursuant to that acquisition, we acquired the biosurgical products Adhibit™, CoSeal® and CoStasis® (now called VITAGEL™).

On February 25, 2003, we entered into a strategic alliance with Baxter Healthcare Corporation (“Baxter”), providing Baxter worldwide (excluding Japan and certain other territories) sales, marketing and distribution of our CoSeal product for use as a tissue sealant, adhesive or glue and non-U.S. rights for our Adhibit prevention gel product. This alliance also gives Baxter an option to license our non drug-loaded surgical adhesion prevention product, Adhibit in the U.S., which is not currently approved for sale in the U.S. and an option for distribution rights in Japan. In April 2003, we broadened the strategic alliance to provide Baxter with worldwide manufacturing rights for CoSeal and Adhibit. We have retained rights for all drug-loaded versions of these products.

On December 4, 2003, we acquired all of the issued and outstanding shares of STS Biopolymers, Inc. for cash consideration of $24.4 million. Subsequent to the acquisition, we changed the name of the company to Angiotech BioCoatings Corp. (“BioCoatings”).  BioCoatings specializes in the development and manufacturing of biocompatible polymeric coatings for medical devices. BioCoatings’ technologies are currently in commercial use on a range of medical devices including vascular and neurointerventional catheters, dilators, cannulae, gastroenteral feeding tubes, urinary catheters, blood filters, infusion catheters and guidewires. BioCoatings also licenses a series of coating technologies to medical device companies.

On August 6, 2004, we completed the acquisition of the remaining shares of NeuColl, Inc. (“NeuColl”), representing approximately 58% of NeuColl, for cash consideration of $13.5 million. We had acquired our original interest in NeuColl through our prior acquisition of BioMaterials. NeuColl was acquired primarily for the intellectual property related to its collagen-based orthopaedic products.  As a result of this acquisition, we manufacture and distribute, through Zimmer, Inc. and selected independent distributors, Collagraft® and NeuGraft®, which are collagen-based biomaterial products for orthopaedic surgery applications.

In October 2004, we began a process of consolidating the research and development facilities of our parent and subsidiary companies in order to increase efficiency by centralizing certain of our research and development activities.  This process will result in a reduction in the number of employees at our Palo Alto, CA facility during 2005.

In 2005, we plan to continue to add to our technology and business resources through our internal clinical research and development programs, product acquisition and in-licensing, and through the acquisition of companies that contribute to our overall corporate strategy.

Products in Development

We have several potential product candidates in various stages of clinical development.  See the section titled “Description of Business – Product Development Programs” for further discussion of our potential product candidates.

DESCRIPTION OF BUSINESS

Overview

We are a specialty pharmaceutical company focused on combining pharmaceutical compounds with medical devices and biomaterials to better address common complications associated with the implantation of medical devices and the detrimental effects of various diseases. We use our drug screening capabilities to identify pharmaceutical compounds that address the underlying biological causes of such complications or conditions.  Our products and product candidates can address complications and conditions such as scar formation and inflammation, infection and tissue overgrowth. Once an appropriate drug has been identified, we develop proprietary methods utilizing our portfolio of biomaterials and drug delivery technologies to enable the drug to be released from a medical device or surgical implant to enhance the performance of the medical device or surgical implant and improve patient outcomes.  Using our technology, we have identified numerous specific problems associated with a variety of medical devices and surgical implants and are developing pharmaceutical solutions to improve their performance. We believe our approach may achieve better clinical results than systemic drugs or medical devices and surgical implants may achieve independently.

The following table outlines our current approved products and our product candidates and their stage of development:

Product	Indications	Commercial Rights	Regulatory Status

Approved Products

TAXUS® Express2™ (paclitaxel-eluting coronary stent)	Coronary artery disease	BSC	Approved: United States, Europe, Canada, Argentina, Australia, India, Mexico, New Zealand and Singapore

CoSeal® (surgical sealant)	Various surgical	Baxter	Approved: United States, Europe, Canada and Australia

VITAGEL™ (formerly CoStasis®) (surgical hemostat)	Various surgical	Orthovita	Approved: United States, Europe, Canada and Australia

Adhibit™ (adhesion prevention gel)	Adhesion prevention post-cardiac surgery	Baxter	Approved: Europe

NeuGraft® and Collagraft®	Various orthopaedic	Zimmer Angiotech	Approved: United States, Canada, Europe, Japan

Product Development Programs

TAXUS® Liberté™ (paclitaxel-eluting coronary stent)	Coronary artery disease	BSC	Pivotal studies (ATLAS); Commercially available in inter-continental market

Vascular Wrap™ (paclitaxel-eluting mesh)	Peripheral vascular disease	Angiotech	Phase 2/potential European pivotal

Adhibit™ (adhesion prevention gel)	Adhesion prevention post-myomectomy	Baxter - Europe	Phase 2/potential European pivotal

PAXCEED™ (Micellar Paclitaxel)	Rheumatoid arthritis	Angiotech	Phase 2

Peripheral paclitaxel-eluting stents	Peripheral vascular disease	BSC and Cook	Preclinical

Anti-infective program	Various	Angiotech	Preclinical

Intra-articular program	Joint space contractures and cartilage preservation	Angiotech	Preclinical

Angiotech Technology

We have organized our research and development efforts in two key functional areas (i) the screening and evaluation of known pharmaceutically active compounds, and (ii) the development and testing of novel biomaterials and drug delivery technologies.  We then combine the capabilities and know-how of these two research efforts to develop our portfolio of drug-eluting medical device and biomaterial products and product candidates.

Significant and strategically focused resources have been devoted to our drug-screening efforts and technology.  We have carefully investigated disease mechanisms for our drug-device applications and, based on the results of those investigations, have identified specific biological targets of interest.  Through selective screening we have identified compounds of interest among the thousands available and have developed panels of in vitro cell-based assays which focus on these targets.  This proprietary technology enables us to discover new uses for known pharmaceutically active compounds.  As of December 31, 2004, we have screened over 350 compounds using our approach, and have identified over 50 compounds of potential interest to our product discovery and development programs.  Some of the initial discoveries of our drug screening activities related to the use of paclitaxel as an anti-restenosis agent in vascular disease, and as a local anti-inflammatory agent in other disease areas, which form the basis for our technology used on the drug-eluting TAXUS Express as well as several of our other key product candidates under development.

We have also internally developed, and acquired or licensed through our various business development activities, a broad portfolio of biomaterial, device coating and drug delivery technologies.  Our surgical implants and biomaterials are based on a platform of proprietary technologies, including specific formulations of polyethylene glycol (PEG) based, sprayable hydrophilic polymers that quickly react inside the body to bind tissue, as well as various formulations and proprietary combinations of bovine collagen and thrombin. Collagen is a common connective tissue which can act as a scaffold for cell growth and migration as well as a drug delivery vehicle in a body space.  Thrombin promotes hemostasis, or the clotting of blood.

Our polymer-based, fully synthetic device and drug delivery coatings include patented, non-reactive hydrophilic/hydrophobic polymer matrices, which are chain-like structures that can be varied to optimize performance characteristics such as lubricity, flexibility and hydration.  We also own a family of biocompatible coatings comprising a patented hybrid polymer system designed for localized delivery of bioactive agents from medical device surfaces. This technology consists of drugs entrapped in patented mixtures of hydrophilic and hydrophobic polymers, which are designed for controlled elution of the drug from the coated surface. Examples of classes of drugs suitable for use with our technology include anti-infective, anti-thrombotic, anti-proliferative, immune-modulating and scar-forming drugs. In addition, our patented primer system allows adhesion of various agents to metal substrates, with the flexibility to meet the potential requirements of many metal medical devices, such as cochlear implants, implanted cardioverter defibrillators (ICDs), orthopaedic hardware, screws, plates, spinal cages, and lead wires.

We also have several bioerodable surgical mesh and suture-related technologies, as well as biodegradable tissue adhesive technologies, all of which can be designed to degrade over desired time periods and which are suitable for drug delivery.

The combination of our drug screening efforts and our portfolio of biomaterial, coating and drug delivery platforms provide us with multiple opportunities to address common complications associated with the implantation of medical devices and the detrimental effects of various diseases.  We currently have a total of five approved products (including one drug-eluting medical device products), and seven product candidates under development (including five drug-eluting product candidates) resulting from our research and development efforts.

Products and Product Development Programs

The leading commercial product for our paclitaxel-eluting coronary stent technology is the TAXUS Express stent system, representing 86% of our 2004 gross revenues. It is sold by BSC, our exclusive licensee in the coronary drug-eluting stent field. This paclitaxel-eluting coronary stent system has been shown to reduce restenosis significantly, or the reclosure of coronary arteries, in patients following a procedure to reopen blocked coronary arteries. The drug paclitaxel has been shown, through both in vitro research and multiple preclinical and human clinical studies conducted by us and BSC, to treat effectively several mechanisms of inflammation and cell proliferation that occur in blood vessels after the completion of a balloon angioplasty procedure. This prevention of restenosis dramatically reduces the need for repeat surgical procedures in patients with coronary artery disease.  BSC received approval in the European Union to market the TAXUS Express paclitaxel-eluting coronary stent system in January 2003, and United States FDA approval to market the TAXUS Express paclitaxel-eluting coronary stent system in March 2004.  As of December 31, 2004, over one million TAXUS Express paclitaxel-eluting coronary stents incorporating our technology have been implanted worldwide in patients with coronary artery disease.

We have several other products approved for sale in various jurisdictions, primarily as a result of several acquisitions we completed during 2003 and 2004.   In addition, we have numerous product candidates in various stages of human clinical and preclinical development.

Approved Commercial Products

TAXUS Express

BSC commenced sales of the TAXUS Express paclitaxel-eluting coronary stent system in 2003 in the European Union and other countries outside of the United States, and in 2004 in the United States.  The TAXUS Express coronary stent system represents the first commercial product developed from our research efforts and intellectual property related to the use of paclitaxel to treat restenosis and other local inflammatory and proliferative disease.

Balloon angioplasty is one of the most widely used treatments for heart and vascular disease. During the angioplasty procedure, a small metal structure, called a stent, is left in the artery to prop the vessel open. While stents have revolutionized the practice of interventional cardiology, restenosis, or the renewed narrowing of the treated arteries, still occurs within six months in approximately 20% to 40% of all bare metal stent procedures. If restenosis occurs, a patient may require additional intervention including repeat angioplasty, restenting or bypass surgery.  Pivotal clinical studies have shown that the use of drug-eluting stents leads to a significant reductions in the rate of restenosis and, as a result, significant reductions in clinical retreatment rates as compared to patients treated with bare metal stents.

We have an exclusive, worldwide license agreement with BSC for the rights to develop and market paclitaxel-eluting coronary stents using our technology. Under the terms of our agreement, we receive royalties based on worldwide sales of paclitaxel-eluting stents by BSC.  For the year ended December 31, 2004 and the fifteen month period ended December 31, 2003, we received royalty payments of $98.3 million and $4.2 million respectively from BSC based on net TAXUS sales by BSC of $1.4 billion and $91 million respectively.

In November 2004, BSC elected to become the exclusive worldwide licensee to our coronary paclitaxel-eluting stent technology.  Pursuant to the terms of the 1997 License Agreement with BSC, royalty rates applied to BSC sales of paclitaxel-eluting coronary stents increased by one percentage point (1%) across all royalty tiers, where patents exist, as of that time of election.  At that time, we also granted BSC the right to sublicense our paclitaxel-eluting coronary vascular stent technology to third parties. If BSC exercises its sublicensing rights in the future, we will receive a percentage of any sublicensing consideration paid to BSC and a royalty rate payable on any third party product sales.

BSC has concluded several clinical trials of paclitaxel-eluting coronary stents that have demonstrated positive results, including six separate clinical studies designed to evaluate the near and long-term safety and efficacy of both the slow and moderate drug release versions of the TAXUS Express coronary stent system.

On March 6, 2005, BSC presented the data from its TAXUS V clinical trial at the American College of Cardiology Conference in Orlando, Florida.  This randomized, controlled, double blinded trial included 1,172 patients, and was designed to evaluate the safety and efficacy of TAXUS Express in tortuous and difficult to reach lesions and smaller diameter coronary vessels. The lesions treated in TAXUS V ranged from 2.25 mm to 4.0 mm in diameter with lengths up to 46 mm.  The population of patients also consisted of 30% diabetics and greater than 30% of patients received multiple stents.  The results demonstrated continued efficacy and safety even in this more difficult patient subgroup.

The results supported the safety of the TAXUS Express as demonstrated by low overall rates of Major Adverse Cardiac Events (“MACE”) and stent thrombosis. MACE includes death, myocardial infarction (“MI”) and target vessel revascularization. The study reported a 15.0 % overall MACE rate at nine months in the TAXUS group compared with 21.2 % in the control bare metal stent group (p=0.0084). The MACE reduction was due to the lower target lesion revascularization (“TLR”) rate (or re-treatment rate) in the TAXUS group compared with the control group. The study reported a TLR rate of 8.6 % in the TAXUS group compared with 15.7% in the control group (P= 0.0003). In addition, stent thrombosis rates were identical between TAXUS and control stents (0.7%), indicating comparable safety of drug-eluting stents and bare metal stents, as stated by BSC.

The study also supported the efficacy of the TAXUS Express.  The in-segment (stented vessel segment plus 5 mm beyond each end of the stent) binary restenosis rate of 18.9 % in the TAXUS group compared favorably with 33.9 % in the control group (P < 0.0001) (binary restenosis is defined as 50 percent or greater vessel re-occlusion). The study reported an in-stent binary restenosis rate of 13.7 % in the TAXUS group compared with 31.9 % in the control group (P < 0.0001). In addition, the study found significant improvements in the more sensitive, quantitative angiographic measurements (in-segment, in-stent and at the edges), such as in-segment percent diameter stenosis (33.63 % in the TAXUS group versus 42.34% in the control group; P < 0.0001), in-segment minimum lumen diameter (1.81 mm in the TAXUS group versus 1.57 mm in the control group; P < 0.0001) and in-segment late lumen loss (0.33 mm in the TAXUS group versus 0.60 mm in the control group; P < 0.0001).

On September 29, 2004, BSC presented two-year follow-up data from both the TAXUS II and TAXUS IV studies at the Transcatheter Cardiovascular Therapeutics Conference in Washington, D.C.  This data reaffirmed the safety and efficacy of the TAXUS stents, and also demonstrated continued relative efficacy for the TAXUS-treated patients from the 9 month period to 2 years. TAXUS II, designed to evaluate the safety and efficacy of the slow release (“SR”) version of TAXUS Express, demonstrated that between 9 months and 2 years, the target lesion revascularization (“TLR”) rate for the TAXUS SR group increased from 4.7% to 5.5%, while the control group increased from 14.4% to 15.5%. TAXUS IV, designed to evaluate the safety and efficacy of TAXUS SR, demonstrated that between 9 months and 2 years, the TLR rate for the TAXUS SR group increased from 3.1% to 5.6%, while the control group increased from 11.4% to 17.4%.  In both TAXUS II and TAXUS IV, there were no safety issues, as thrombosis rates were similar between TAXUS and controls.

On May 24, 2004, at the Paris Course on Revascularization, data from the TAXUS VI study was presented.  This study was a randomized, controlled, double blinded study exploring the safety and efficacy of a moderate release (“MR”) version of TAXUS Express used to address a more difficult patient and lesion subset.  The trial enrolled 448 patients at 44 sites in Europe, assessing the safety and efficacy of TAXUS MR in high-risk patients, including in patients with long lesions and with overlapping stents, small vessels and diabetes.  The study was successful and reported a target lesion revascularization (TLR) rate of 6.8 percent in the TAXUS MR group, compared with 18.9 percent in the control group (P=0.0001).  The study reported a 16.4 percent MACE rate at nine months in the TAXUS group compared with 22.5 percent in the control group.  When looking at the diabetic population, the TAXUS group reported an in-segment binary restenosis rate of 10.8 percent compared with 47.6 percent in the control group (P=0.0005).

On September 15, 2003, BSC presented the data from its U.S. pivotal TAXUS IV clinical trial at the Transcatheter Cardiovascular Therapeutics Conference in Washington, D.C. The nine-month, randomized, double-blind TAXUS IV clinical trial enrolled 1,326 patients in the United States to assess the safety and efficacy of the TAXUS Express SR coronary stent. Data from the TAXUS IV study was submitted to the FDA as the basis for approval of the TAXUS Express coronary stent system in the United States. The clinical data disclosed on September 15, 2003 was assessed by the U.S. regulatory authorities at a special panel meeting on November 20, 2003 which unanimously recommended approval of the TAXUS Express stent.  The TAXUS Express coronary stent system was subsequently approved for commercial sale by the FDA on March 4, 2004.

The TAXUS IV clinical trial reported a restenosis rate of 5.5% in the TAXUS group of patients within the stented area compared with 24.4% in the control group of patients. The clinical trial also reported, within an analyzed segment of the vessel including the stented area and 5 mm beyond each end of the stent, referred to as in-segment, a restenosis rate of 7.9% in the TAXUS group of patients compared with 26.6% in the control group of patients. Diabetic patients, which are typically a difficult group to treat and have exhibited higher rates of restenosis than other patient subgroups when treated with bare metal stents, comprised 24% of the overall patient population in the TAXUS IV clinical study. This group had an in-segment restenosis rate of 6.4%, which was similar to the 7.9% in-segment restenosis rate of the TAXUS group in the overall clinical trial patient population.  The clinical trial also demonstrated the safety of the TAXUS Express stent. The trial examined MACE within the patient population at 9 months. The trial reported an 8.5% MACE rate at 9 months in the TAXUS group of patients compared with 15% in the control group of patients.

In its previous TAXUS I trial, BSC demonstrated an in-stent restenosis rate of 0%, then went on to demonstrate in the larger TAXUS II trial, an in-segment restenosis rate of 1.2%. The TAXUS III trial studied the treatment of a failed bare metal stent treated with a drug-eluting stent. Six month results for the TAXUS III trial were also positive, with most of the restenosis events taking place within gaps left between some of the drug-eluting stents.

In February 2004, BSC commenced enrollment in the ARRIVE registry program, which plans to enroll 2,000 patients at approximately 50 centers in the United States. The ARRIVE registry program is designed to collect data from a large number of clinicians and analyze safety and clinical outcomes data for the TAXUS Express stent system in the treatment of patients with coronary artery disease. In cooperation with the U.S. regulatory authorities, the ARRIVE registry program was initiated prior to approval of the TAXUS system.

CoSeal® Surgical Sealant

CoSeal surgical sealant is a commercially approved, non-drug-loaded biomaterial product and was obtained as part of our acquisition of BioMaterials in 2003.

CoSeal is the first fully synthetic vascular sealing agent approved by the U.S. FDA, and has been sold in the U.S. since February 2002. CoSeal is approved for use in the U.S., Canada and Europe to achieve adjunctive hemostasis in vascular reconstruction by mechanically sealing areas of leakage. CoSeal is designed to rapidly seal tissue surfaces, suture lines and synthetic grafts during surgery. A new premixed configuration of CoSeal received both U.S. FDA and European CE Mark approval in February 2003 and April 2003 respectively and received Health Canada approval in October 2003. The premixed configuration of CoSeal is simpler to use, can be stored at room temperature and has a two-hour lifespan once activated.

On February 25, 2003, we entered into a strategic alliance with Baxter to provide it with worldwide (excluding Japan and certain other territories) sales, marketing and distribution of our CoSeal surgical sealant product, currently approved for sale in the U.S. and Europe. This alliance also gives Baxter an option for distribution rights in Japan. In April 2003, we broadened the strategic alliance to provide Baxter with worldwide manufacturing rights for CoSeal. As a result of these transactions, we receive royalties on the end-user sales of CoSeal by Baxter. We have retained all development and commercial rights for drug-loaded versions of CoSeal.

VITAGEL™  Surgical Hemostat (formerly CoStasis®)

VITAGEL surgical hemostat is a commercially approved, non-drug-loaded biomaterial product and was obtained as part of our acquisition of BioMaterials in 2003.

VITAGEL is a bioresorbable hemostatic material designed to for use in cardiovascular, orthopaedic, urologic and general surgery indications to reduce patient blood loss during surgical procedures. Hemostatic devices are used to control bleeding during surgeries to avoid serious problems such as tissue damage, gross swelling and excessive scarring or life-threatening complications, such as blood loss. European CE Mark approval for VITAGEL was granted in September 1998 and FDA approval was received in June 2000.

On June 24, 2004, we entered into a distribution agreement with Orthovita for this product.  Concurrent with the distribution agreement, we completed a $25 million equity investment in Orthovita.  Under this agreement, we retain all manufacturing rights.  Orthovita has recently commenced sales in early 2005 under the new brand name VITAGEL, with a focus on spine surgery and other orthopaedic surgical procedures.  Orthovita has over 40 direct sales representatives and clinical specialists in the United States and operates a network of independent distributors in selected countries in the European Union.  We currently receive a transfer price from Orthovita on manufactured units and a royalty on end-user sales of VITAGEL.

Adhibit™ Adhesion Prevention Gel - Cardiac Surgery

Adhibit adhesion prevention gel is a non-drug-loaded biomaterial product and was obtained as part of our acquisition of BioMaterials in 2003.  Adhibit is currently approved in the European Union for use in cardiac surgery indications.

Adhibit, which is based on the polymers used in CoSeal, was granted CE Mark approval in August 2002 to prevent or reduce post-surgical adhesion formation in pediatric patients undergoing cardiac surgery. Adhesions occur when normally separate tissues scar together. At the time of surgery, there is damage to tissue, which can lead to abnormal connections of scar tissue forming between tissues and organs. Potential serious complications of adhesions include bowel obstruction, increased difficulty of re-operations, chronic pain and infertility. Adhibit, which is formulated from our proprietary polyethylene glycol (PEG) formulation and is easily applied with a spray system, making it uniquely suitable for effective endoscopic application, and only takes one minute to prepare. The product is a completely synthetic, self-polymerizing liquid hydrogel that is safely metabolized by the body in less than 30 days. Adhibit binds directly to the tissue to form a temporary barrier between surfaces, potentially preventing contact and adhesions from forming.

Our February 25, 2003, strategic alliance with Baxter provides Baxter with the option to be the exclusive distributor of Adhibit for use as an adhesion prevention barrier.  Our April 2003 amendments to our strategic alliance provide Baxter with distribution rights for Adhibit outside of the U.S. and an option to distribute in the U.S. once the product is approved in the U.S. We currently receive royalty revenues from Baxter derived from sales of Adhibit for the cardiac surgery indication. We retained all development and commercial rights for drug-loaded versions of Adhibit.

Collagraft® Strip Bone Graft Matrix and NeuGraft® Strip

Collagraft® Strip Bone Graft Matrix (“Collagraft”) and NeuGraft® Strip (“NeuGraft”) are non-drug-loaded biomaterial products and were obtained as part of our acquisition of NeuColl in 2004.

The Collagraft and NeuGraft product are bone graft substitutes comprised of purified collagen and ceramic (hydroxyapatite and tricalcium phosphate).  These bone grafting materials are designed to eliminate the trauma created when a second operative site is required to harvest the patient’s own bone (known as “autograft” material) to complete a bone graft procedure.

Collagraft is currently approved in the U.S, Canada, European Union, and Japan. NeuGraft is currently approved in the U.S. Collagraft and NeuGraft are indicated for use as a bone void filling material in treating acute long bone fractures and traumatic osseous defects (bony voids or gaps that are not intrinsic to the stability of the bony structure). Collagraft and NeuGraft are packed into bony voids or gaps of the skeletal system (i.e., the extremities, spine and pelvis). These defects may be surgically created osseous defects, or defects created from traumatic injury to bone. Collagraft and NeuGraft are bone void fillers designed to resorb, and are ultimately replaced with bone during the healing process.

Collagraft and NeuGraft are the same products. They have identical chemical composition and indications for use, but use different proprietary names and are sold through different channels of distribution.

Zimmer, Inc. (“Zimmer”) has distribution rights for Collagraft in the U.S. and Japan. Zimmer also has distribution rights for NeuGraft in the U.S., where the product is sold by Zimmer Spine. Under our agreement with Zimmer, we retain manufacturing rights to these products, and we receive a designated transfer price per unit of Collagraft or NeuGraft sold to Zimmer. Collagraft is sold by NeuColl through independent distributors in the European Union.

Product Development Programs

Due to the nature of scientific research and development, determining if and when clinical and regulatory studies will result in commercialized products is inherently difficult.  As a result, investors should be aware of the risks associated with the development of our potential product candidates as outlined in the section entitled “Risk Factors”.

TAXUS® Liberté™ Paclitaxel-Eluting Coronary Stent

The TAXUS Liberté paclitaxel-eluting coronary stent system represents BSC’s next generation product to incorporate our research, technology and intellectual property related to the use of paclitaxel to treat restenosis and other local inflammatory and proliferative disease. The TAXUS Liberté stent has been designed to further enhance deliverability and conformability, particularly in challenging coronary lesions. It features the Veriflex™ stent design, a highly flexible cell geometry with thin struts and uniform cell distribution. On August 24, 2004, BSC initiated the ATLAS trial, a pivotal study to collect data to support regulatory filings for product commercialization of TAXUS Liberté. The ATLAS trial is a global, multicenter pivotal study designed to support U.S. FDA approval of the TAXUS Liberté stent system. It is assessing the safety and efficacy of a slow-release dose formulation paclitaxel-eluting TAXUS Liberté stent system for the treatment of coronary artery disease. On February 22, 2005, ATLAS finished enrollment of 872 patients at 72 sites in the United States, Canada, Australia, New Zealand, Singapore and Hong Kong. In addition to the ATLAS trial, the TAXUS Liberté clinical development program includes several expansion studies for long lesion stenting, small vessel stenting and direct stenting of coronary lesions.  According to BSC, data should be available from the ATLAS trial in the second half of 2005 and BSC hopes to gain FDA approval for the product during the first half of 2006.

On February 23, 2005 BSC announced the TAXUS OLYMPIC registry. The TAXUS OLYMPIC registry plans to enroll more than 30,000 patients at more than 600 centers in the United States, Europe and other international locations. The registry is designed to collect and analyze “real-world” clinical outcomes data for the TAXUS Liberté paclitaxel-eluting stent system in the treatment of patients with coronary artery disease.

Vascular Wrap™ Paclitaxel-Eluting Mesh

Our Vascular Wrap™ paclitaxel-eluting mesh is the first product candidate incorporating our proprietary paclitaxel technology for which we currently retain all development and commercial rights.

Peripheral vascular disease, or PVD, is a common circulation problem in which the arteries that carry blood to the legs or arms become narrowed or clogged. Grafts, which may be made either from a synthetic material or derived from a vein from a patient’s own body, are used to by-pass these arterial blockages. At present, there are over 250,000 non-coronary by-pass procedures performed per year in the United States alone. Cumulative data demonstrates an incidence of 40% restenosis after five years. These grafts fail principally because of restenosis occurring where the graft is attached to the patient’s artery. Furthermore, a major limitation to the broader use of synthetic bypass grafts is that when synthetic grafts are inserted into smaller vessels, such as during bypass surgery below the knee, restenosis occurs more often. Procedures below the level of the knee have restenosis rates as high as 55% after three years.

Our Vascular Wrap product is a biodegradable, synthetic mesh loaded with paclitaxel that is applied to the outside wall of a vessel following bypass surgery. When applied to the outside wall of the vessel, the mesh delivers paclitaxel to the blood vessel wall in a targeted manner to prevent restenosis associated with surgical vascular procedures. We believe that our peripheral Vascular Wrap could potentially be used in a significant percentage of peripheral graft procedures to prolong the life of the by-pass grafts and expand the possible application into the treatment of smaller vessels.

In January 2003, we completed final analysis of a large animal efficacy study for the drug-loaded Vascular Wrap program. In a sheep carotid by-pass model with a synthetic graft, an 85% improvement in stenosis was achieved. The safety profile was excellent. There were no signs of toxicity and the vessel junction sites were fully healed. Based on these preclinical results, we initiated a Phase 1/2 clinical trial in humans in September 2003 in selected countries in the European Union.  The study has completed enrollment of 109 patients. This study is ongoing and completion is expected in the second half of 2006.

Adhibit™ Adhesion Prevention Gel Program – Adhesion Prevention Post-Myomectomy

Adhibit™ adhesion prevention gel, our non-drug-loaded biomaterial product that was obtained as part of our acquisition of BioMaterials in 2003, is also currently undergoing human clinical studies in Europe designed to assess the safety and efficacy of Adhibit in preventing surgical adhesions in women that have undergone the myomectomy surgical procedure for the removal of uterine fibroids.  We have retained and control the clinical development rights for Adhibit.  Manufacturing and commercial distribution rights for use of Adhibit in this indication are subject to an option held by Baxter.

Uterine fibroids are the most common solid pelvic tumor in women, present in up to 70% of the female population. Fibroids are currently treated through a variety of methods, including surgical options such as myomectomy. In myomectomy, uterine fibroid tumors are removed by a minimally invasive surgical procedure conducted through an endoscope.

We commenced a pivotal European trial in July 2003 using Adhibit to reduce the incidence and severity of adhesions following laparoscopic surgery for removal of uterine fibroids, or myomectomy.  The study enrolled 75 patients, randomized 2:1, and was initiated at four centers in Germany, Europe, and the Dutch Antilles. Both laparoscopic and traditional open surgical approaches were permitted. Laparoscopic myomectomy differs from conventional abdominal myomectomy in that only a few keyhole incisions are used rather than one large incision. The test group had Adhibit sprayed onto the surgical sites, while the control group was left untreated. It is hypothesized that Adhibit binds to tissue during the critical period when adhesions typically form and by acting as a physical barrier, thus preventing the occurrence of adhesions. The endpoint of the trial is to measure the extent and severity (dense vs. filmy) of the adhesion formation by conducting a follow-up look with a laparoscopy eight weeks after the initial procedure. There are three types of adhesions: filmy, vascular, and dense. Dense adhesions are considered both the most difficult to treat and likely to recur, as well as the ones that traditionally cause problems for the patient, such as more severe chronic pain, and infertility.

Preliminary results from this study were announced on November 12, 2004 at the 33rd Annual Meeting of the American Association of Gynecologic Laparoscopists in San Francisco, CA.  The interim results are from a single center experience and suggest a favorable difference in the adhesion scores favoring the Adhibit treated group. The Adhibit treated group totaled 14 patients with a total of 210 inspected sites, while the control group totaled six patients with a total of 90 inspected sites. These various locations such as the uterine wall, abdominal wall, and adnexa (fallopian tubes & ovaries) were inspected on the second look.  Highlights of the preliminary results include the observance of adhesions at only 13.8% of inspected sites in the Adhibit treated group versus 46.7% of the inspected sites in the control group, with only 0.9% of inspected sites in the Adhibit treated group exhibiting dense adhesions versus 23.3% of inspected sites in the control group. Adhibit was also found to be safe, with no adverse events reported related to the use of the product.

Data from this pivotal trial may be used to support the European submission for consideration of CE Mark approval and commercialization in Europe. Additional studies designed to support a North American approval request are currently under discussion, pending our analysis of the final results of the European myomectomy study.  These final results are expected to be compiled and presented in the first half of 2005.

We also expect to commence formal preclinical work on our new drug-loaded Adhibit™ program for adhesion prevention in the second half of 2005.

PAXCEED™ Micellar Paclitaxel Program – Rheumatoid Arthritis

We have developed an intravenous, or systemic, treatment using paclitaxel for chronic inflammatory diseases and have an ongoing clinical program in rheumatoid arthritis. We currently retain all development and commercial rights to this product candidate.

Treating patients with chronic inflammatory diseases requires that side effects of systemic treatments be minimized. We have produced a proprietary systemic paclitaxel formulation, PAXCEED™, that avoids the negative side effects often associated with paclitaxel. PAXCEED micellar paclitaxel has the potential to reduce inflammation and inhibit an enzyme that breaks down cartilage. We are conducting a pilot Phase 2 clinical study in this program, which evaluates safety and efficacy of PAXCEED in patients with rheumatoid arthritis, and had enrolled 50 patients in the U.S. as of December 2003.  We expect to release preliminary safety and efficacy data from this study later in the second quarter of 2005. Upon the completion of the rheumatoid arthritis Phase 2 clinical trial, we intend that any further development and commercialization of PAXCEED for pharmaceutical applications be carried out through a strategic alliance with a biopharmaceutical company.

Paclitaxel-Eluting Peripheral Stents

We have a co-exclusive, worldwide licensing agreement with BSC and Cook for the rights to develop and market paclitaxel coated peripheral and gastrointestinal stents using our technology. Paclitaxel-eluting peripheral, or non-coronary, stents are under development by both BSC and Cook and are expected to commence clinical trials in 2005.

In late 2004, Cook announced their intention to commence a pilot clinical study of a paclitaxel-eluting stent to treat peripheral artery disease in the limbs.  Cook plans to test a paclitaxel-eluting version of its proprietary Zilver® peripheral stent technology in 60 patients with possible trial expansion pending FDA review.  The trial will test the safety and efficacy of this technology in treating peripheral vascular disease in the above-the-knee femoropopliteal artery.  Cook has announced it expects to commence this initial study in 2005.

Additional Development Programs

In addition to the programs described above, we also have several programs in preclinical stages of development, including our anti-infective central venous catheter program, and our intra-articular paclitaxel program for the prevention of post-injury contractures and cartilage preservation post-traumatic knee or joint injury.  The anti-infective program is expected to conclude preclinical trials at the end of the second quarter of 2005 and enter human clinical studies shortly thereafter. The intra-articular program is expected to enter human clinical studies in the second half of 2005.  As a result of these programs and additional early stage research and development initiatives, we expect our research and development expenditures to continue to increase during 2005.

Concluded Clinical Programs

Adhibit™ Adhesion Prevention Gel Program – Endometriosis

In October 2003, we commenced enrollment in a Canadian trial using Adhibit™ adhesion prevention gel to reduce the incidence and severity of adhesions following laparoscopic surgery in severe endometriosis. Endometriosis is a condition that develops when the lining of the uterus (endometrium) grows outside the uterus on other organs such as the ovaries, bowel, bladder and pelvic lining.  Our feasibility study on the use of non drug-loaded Adhibit for adhesion prevention in the treatment of endometriosis has concluded.  The data did not demonstrate any safety issues regarding the use of Adhibit in patients with endometriosis. It appears to have demonstrated some mild effect in a small group of patients with less aggressive disease with the use of the non drug-loaded Adhibit adhesion prevention product.  Given the results of the Canadian endometriosis study, we expect to commence preclinical work on our drug-loaded Adhibit program for adhesion prevention in the second half of 2005.

CoSeal® Surgical Sealant Program - Pulmonary

We began a pulmonary surgical sealing study in Europe in March 2003, which was designed to evaluate CoSeal® surgical sealant in the prevention of air leaks in the lung after surgery which was completed at the end of 2004.  The final report for the study is being compiled and is expected to be available in the second quarter of 2005.

Business Strategy

Our goal is to further our leadership position in combining pharmaceuticals with biomaterial implants and medical device technologies.  In order to achieve this goal, we are undertaking the following strategies:

Leverage Our Technology Platforms to Develop Future Products

We continue to assess, understand and study other applications of our technology and its ability to improve patient outcomes. This includes the continued analysis of the biology pertaining to the failure of medical devices and surgical implants and the ongoing determination of therapeutic drug selection, concentration, total dose and drug release characteristics required to enhance medical device and surgical implant performance and modulate the interaction between tissue and the relevant medical devices or surgical implants. We believe that this approach allows us to create additional novel drug-eluting medical devices and surgical implants that achieve better clinical results than either drugs or medical devices and surgical implants may achieve independently.

Identify and Target Significant Markets with Unmet Needs

We continue to identify numerous specific problems associated with a variety of commonly used, commercially successful medical devices and surgical implants and are developing pharmaceutical solutions to improve their performance and provide them with a competitive advantage. For example, we believe the drug paclitaxel dramatically improves the clinical performance of stents used to treat patients with coronary artery disease, which has in turn led to improved patient outcomes, premium pricing and stent market growth. We believe other prominent medical devices and surgical implants could be similarly affected through the proprietary addition of locally-delivered therapeutics. Our paclitaxel-eluting Vascular Wrap, used in the management of bypass failure, is a further example of this type of next generation product.

Establish and Maintain a Strong Intellectual Property Portfolio

We are among the first companies to develop an extensive intellectual property portfolio of products combining approved pharmaceutical agents, such as paclitaxel, with medical devices and surgical implants. Recognizing the importance of intellectual property in our industry, we plan to continue to aggressively pursue patent protection in the United States and other significant markets, as well as protect trade secrets and know-how as our research and development activities uncover additional important medical product and therapeutic opportunities.

Pursue Selected Strategic Acquisitions

We believe that strategic acquisitions may represent an effective means to broaden our product lines, enhance our revenue opportunities and diversity and to add selected commercialization capabilities, such as sales and marketing, manufacturing or product development. We intend to pursue opportunities that focus on enhancing revenue and earnings growth while providing complementary products and commercial resources in order to further the evolution of our business model and enable us to retain more of the economic, strategic and commercial benefit of certain of our new product opportunities.

Selectively Pursue Additional Strategic Collaborations

We will continue to pursue a strategy of selectively executing agreements with strategic collaborators in product areas where we choose not to establish an independent product development effort or commercial sales and manufacturing presence. We plan to continue to identify industry leaders to complete product development, seek regulatory approvals and market and sell certain of our product candidates in order to avoid the expense of large-scale product development and commercialization in selected medical device product areas. Because our strategic collaborators will be responsible for selling and marketing these products should they be approved, we expect to gain the benefit of their expertise and avoid the cost associated with these activities in the selected product areas.

Segmented Information

We are reporting our operations on a consolidated basis only. In previous years we reported information in three operating segments: medical device coatings/implants, therapeutics and non-drug loaded biomaterials.  Based on the success of the TAXUS Express paclitaxel-eluting coronary stent system and the royalty revenue derived from sales of this product, and as our corporate strategy evolved during 2004, we began managing our business as one segment.

Patents, Proprietary Rights and Licenses

Patents and other proprietary rights are essential to our business. We file patent applications to protect technology, inventions and improvements to inventions that are considered important. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. Furthermore, we endeavor to extend our intellectual property by exclusively licensing patents and patent applications from others and initiating research collaborations with outside sources.

Our patents and patent applications relate to, among other things:

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the use of paclitaxel and other agents for the treatment of chronic inflammatory diseases, such as restenosis (including as a stent coating),  rheumatoid arthritis and psoriasis;

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compositions of and use of pharmacologic agents as medical device coatings and drug-loaded biomaterials;

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hybrid polymer systems designed for localized delivery of bioactive agents and controlled elution of drugs from medical device surfaces;

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non-reactive hydrophilic/hydrophobic polymer matrix, which can be varied to optimize performance characteristics such as lubricity, flexibility and hydration;

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biocompatible surface treatments used in ultrasound imaging technology allowing medical devices to shine brightly in ultrasound images giving a result of greater echogenicity, or visibility;

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hemostatic and sealant compositions, as well as broad intellectual property rights relating to collagen;

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drug delivery compositions, such as our proprietary systemic formulation, stent coatings and other local drug delivery systems; and

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methods of administration.

As part of our patent strategy, we have filed a variety of patent applications internationally, including in Europe and Japan.  Pursuant to the review of patents in these countries, an opposition can be filed by a third-party after the granting of a patent. Oppositions have been filed with respect to three granted European patents that relate to certain products (EP0706376, EP0711158 and EP0809515).  The Oppositions on European Patent No EP7011158 and EP0809515 are at an early stage with opposition briefs filed in October 2004 and January 2005 respectively.  The Opposition on European Patent No. EP0706376 has had recent activity.  On January 24, 2005, the European Patent Office Opposition Division announced a favourable ruling and maintained the validity of our Patent No. EP0706376 with various claims, including claims to stents coated with composition of paclitaxel and a polymeric carrier. An opposition has also been filed by a third-party against one of our Japanese patents that relate to stents (No. 3423317). An adverse decision by an Opposition Division in any country, or subsequently, by a Board of Appeal could result in revocation of our patent or a narrowing of the scope of protection afforded by the patent.  The ultimate outcomes of the Japanese and European Oppositions, including appeals, are uncertain at this time.  We do not know whether the patents that we have received or licensed or those we may be able to obtain or license in the future, would be held valid or enforceable by a court or whether a competitor’s technology or product would be found to infringe such patents. Further, we have no assurance that third parties will not properly or improperly modify or terminate any license they have granted to us.

Research and Product Development

We conduct a majority of our research in-house. We believe that we have employed sufficiently qualified researchers in order to conduct our research and product development programs. However, we may enter into collaborations with other researchers specializing in our areas of primary interest where we believe it is necessary. We may not be able to successfully attract and retain skilled and experienced researchers, which could harm our ability to develop our product candidates and generate revenues.

Regulatory Environment

The research and development, manufacture, sale and marketing of our products is subject to extensive regulation.  As we are focused on combining pharmaceutical compounds with medical devices and biomaterials we are subject to both drug and device regulations depending upon the categorization of the commercial product or potential product candidate.

Drug and device licensing laws require licensing of manufacturing facilities, carefully controlled research and testing of products, government review and approval of results prior to marketing of products, adherence to Good Manufacturing Practices during production, and compliance with comprehensive post-approval requirements. In the U.S., these activities are subject to rigorous regulation by the FDA.

Our success is ultimately dependent upon obtaining marketing approval for potential product candidates currently under development and will depend on our ability to comply with FDA and other market regulations governing the manufacturing, quality control, pre-clinical evaluation, and clinical testing.  Depending on the circumstances surrounding the clinical evaluation of a product, we may undertake clinical trials, contract clinical trial activities to contract research organizations or rely upon corporate collaborators for such development.  See the section titled “Risks Related to Our Business” for further discussion.

Process Development, Manufacturing and Distribution

Our current process development, manufacturing and distribution strategy includes developing, manufacturing and commercializing our products through arrangements with major pharmaceutical, device and biotechnology companies. We may rely on such companies, licensees or other entities for commercial scale manufacturing and marketing of selected products or product candidates. There can be no assurance, however, that we will be able to reach satisfactory arrangements with such parties, that such arrangements will be successful or that any such parties will be able to develop adequate manufacturing capabilities for commercial scale quantities.

In April 2003, we broadened our strategic alliance with Baxter, granting Baxter the right to manufacture and distribute our CoSeal surgical sealant product and the surgical adhesion prevention product, Adhibit.  FDA and European approval of the CoSeal surgical sealant product manufacturing process was received in January 2004.

In July 2004, we entered into a North American sales and distribution agreement with Orthovita for our VITAGEL Surgical Hemostat product. Orthovita will assume all sales, marketing and distribution responsibilities for the product and we will continue to be responsible for manufacturing until we transfer manufacturing rights to Orthovita or to a third party, which is expected by the end of 2005.

We plan to devote considerable resources to develop procedures and process controls for our product candidates to ensure successful technology transfer for commercial scale manufacturing. We expect that process and assay development performed during preclinical and clinical stages of manufacturing will result in products with the desired ease of use and stability. These activities include scaling up production methods, developing quality control systems, optimizing batch-to-batch reproducibility, testing sterilization methods and establishing reliable sources of raw materials for synthesizing proprietary products.

As part of our ongoing growth strategy, if deemed prudent, we will consider the options of establishing our own manufacturing facilities for the commercial production of our product development candidates and build our own sales force for selected opportunities.

Competitive Conditions

We expect to face competition from technologies targeting the same diseases and clinical indications. Some of the companies developing these technologies have substantially greater product development capabilities and financial, scientific, manufacturing, sales and marketing resources and experience than we do.

The medical device, biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. There can be no assurance that developments by others will not render obsolete our products or technologies or that we will be able to keep pace with these technological developments. Some competitive products have an entirely different approach or means to accomplish the desired therapeutic effect than our product candidates. These competitive products could be more effective and less costly than our product candidates.

There are a number of companies developing treatments for restenosis that would be considered to be directly competitive with our technology. In particular, Johnson & Johnson has developed and commercialized a coronary drug-eluting stent using the drug rapamycin, the CYPHER® stent, which demonstrated a 0% in stent restenosis rate in a large scale European randomized controlled double blinded trial referred to as RAVEL and an 8.9% in segment restenosis rate in a large scale U.S. randomized controlled double blinded clinical study referred to as SIRIUS.  CYPHER has been approved for use in the European Community and approval in the United States.  In addition Guidant, Abbott Laboratories, and Medtronic are all developing drug-eluting stents. Successful clinical results, regulatory review and commercialization of any of these technologies could have a material adverse impact on our business. In addition, other companies are developing various other technologies for the reduction of restenosis which will compete with our approach should these products be approved.

Other issues that often affect competition are not material to our business.  Raw materials for the production of our drugs, biomaterials, and medical devices are plentiful.  Sales of our products are not cyclical and we incur little cost in marketing or environmental protection.

Economic Dependence

We are substantially dependent upon the 1997 license agreement with BSC as 86% of our gross revenue for the year ended December 31, 2004 was generated from this contractual relationship. We are dependent upon BSC in regards to our future revenues and the commercial success of our lead product, the paclitaxel-eluting coronary stent systems.  We also anticipate that substantially all of our revenue for the next few years will be derived from and dependent upon BSC.  The royalty revenue that we received from BSC is in U.S. dollars, while the royalties are calculated on sales generated by BSC on a world-wide basis which are subject to foreign market, currency and regulatory risks.   See the section entitled “Risk Factors – Risks Related to Our Business” for further discussion on this topic.

Employees

On a worldwide basis, we employ 165 people, 45 of whom hold advanced degrees in science and business, including 21 with PhD or MD degrees. Of our total work force 94 employees are engaged in, or directly support, research and development activities and 71 are engaged in legal, business development, finance and corporate administration activities. In addition, we have contractual arrangements with scientists at various research and academic institutions. All personnel or their institutions execute confidentiality agreements with us. While we will continue to seek to hire highly qualified employees, we believe that we have employed sufficiently qualified personnel.

Facilities

Our laboratory and administrative offices are located at 1618 Station Street, Vancouver, B.C., Canada. We lease approximately 52,500 square feet for research and development, legal, clinical and regulatory affairs, quality assurance and administration.   We have entered into a long-term lease arrangement for this space through 2019.  In addition, the Company’s wholly-owned subsidiary, Angiotech Pharmaceuticals (US) Inc., has leased approximately 4,500 square feet of administrative offices in North Bend, Washington.

We purchased our manufacturing, laboratory and administrative facility in Palo Alto, California in July 2004, which was previously leased.  This stand-alone facility is approximately 32,000 square feet and includes GMP manufacturing.  We also lease premises of approximately 19,200 square feet in Henrietta, New York, approximately 5,800 square feet in Los Gatos, California and approximately 5,200 square feet in the Netherlands. The BioCoatings facility in Henrietta, New York includes manufacturing, laboratory and administrative capabilities.

We believe that these facilities are suitable and adequate for our present and foreseeable needs.  We also conduct research and development at our collaborators’ facilities.

Environmental Protection

We are a medium sized biotech company engaged in research and development activities.  As a result of these activities, there are few environmental issues that arise other than a small amount of hazardous waste we generate that is removed from our site by contracted licensed third parties at an immaterial cost.  The removal of the toxic waste is done in accordance with applicable regulations and we are unaware of any liability arising from the creation, transportation, or disposal of such waste.

RISK FACTORS

You should consider carefully the following information about these risks, together with all of the other information contained in this annual information form. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could be harmed.

Risks Related to Our Business

Boston Scientific may be enjoined from selling our lead product in the United States.

BSC is involved in several legal proceedings concerning challenges to its stent business.  As an example, there are current material litigation proceedings that relate to the stent design, Express2™, used in BSC’s version of our lead product. That stent design has been alleged to infringe patent rights held by Cordis Corporation, a subsidiary of Johnson & Johnson Inc. Cordis is seeking a permanent injunction to prohibit BSC from making, using, selling, offering for sale or importing the TAXUS Express2 stent into the U.S. If Cordis is successful in obtaining an injunction, BSC would not be able to continue selling that stent in the U.S. until the relevant patent expires, unless the injunction is lifted or we or BSC is able to complete clinical trials for a version of the product using another stent design that does not infringe Cordis' patent. As a result, if Cordis obtains an injunction, sales of our lead product would likely be significantly reduced.  While we are not named as a party in the Cordis lawsuit or injunction, our ability to obtain royalties relating to our lead product depends on BSC’s ability to continue to sell its TAXUS Express 2 stent in the U.S. As another example, BSC is involved in breach of contract litigation with Medinol, Ltd. for sales of TAXUS and Express stents.  A trial is set for June 2005 in the Southern District of New York.  We expect that our licencees may be involved in other material legal proceedings in the future relating to the drug-eluting stent.

We depend on Boston Scientific for most of our future revenues and lead product development.

We anticipate that a majority of our revenue for the next few years will be derived from and dependent upon BSC. We do not have control over the sales and marketing effort, the stent pricing, production, volumes, distribution or the regulatory environment related to BSC's paclitaxel-eluting coronary stent program.  Our involvement is limited to the terms of the 1997 license agreement, as amended, which provides for the receipt of royalty revenue based on the net sales of BSC and specifies the applicable royalty rates.  For example, we had no control of the volatility of our stock price as a result of the voluntary recall on the paclitaxel-eluting coronary stent systems by BSC in July and August of 2004.  During the year ended December 31, 2004, revenue from BSC represents approximately 86% of our total revenue.

 The amounts payable by BSC to us vary from 1% to 11% of net sales depending on various factors, including volume of sales from time to time. From these amounts, we must pay 1% to 1.167% of net sales to our licensors under license agreements. There is no guarantee that royalty payments under the license agreement with BSC will continue or increase, and demand for BSC’s product could decline as a result of competition, technological change or other factors. If we are unable to launch successful new products, or if there is a reduction in demand for our products for any reason, our business would be seriously harmed.

We have only recently achieved profitability and have a history of net losses.

Although we have recently achieved profitability on an annual basis, we have a history of net losses and may not maintain profitability on a quarterly or annual basis.  We began operations in 1992 and have incurred a loss from operations in all of the years of our existence except for fiscal 2004. As of December 31, 2004 our accumulated deficit was approximately $44.4 million. Our ability to achieve and maintain profitability will depend on, among other things, the successful commercialization of our technology.

While we believe that our available cash, working capital and cash generated from operations should be sufficient to meet our operating and capital needs for the short-term and long-term periods, our funding needs may vary depending upon a number of factors including: progress of our research and development programs; costs associated with completing clinical studies and the regulatory process; collaborative and license arrangements with third parties; opportunities to in-license complementary technologies; cost of filing, prosecuting and enforcing our patent claims and other intellectual property rights; and potential acquisitions and technological and market developments. Consequently, we may need to raise additional funds to satisfy the funding of our current research and development programs, to commence or to continue the preclinical studies and clinical studies necessary to obtain marketing approval contractual obligations, to meet other operating and capital requirements, potential acquisitions and in-licensing of technologies. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital though an offering of common shares, preference shares or debt, which may result in dilution or the issuance of securities with rights senior to the rights, of the holders of common shares.

Our success depends on the successful commercialization of our technology.

The successful commercialization of our technology is crucial for our success. Successful product development in the pharmaceutical industry is highly uncertain and very few research and development projects produce a commercial product. Medical devices, pharmaceutical applications and surgical implants utilizing our technology are in various stages of clinical and commercial development and face a variety of risks and uncertainties. Principally, these risks include the following:

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future clinical trial results may show that some or all of our technology, or the technology of our strategic collaborators that incorporate our technology, is not safe or effective;

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even if our technology is shown to be safe and effective, we and our strategic collaborators may face significant or unforeseen difficulties in manufacturing the medical devices and surgical implants that use our technology. These difficulties may become apparent when we or our strategic collaborators manufacture the medical devices or surgical implants on a small scale for clinical trials and regulatory approval or may only become apparent when scaling-up the manufacturing to commercial scale;

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even if our technology-based products are successfully developed, receive all necessary regulatory approvals and are commercially produced, there is no guarantee that there will be market acceptance of them or that they will not cause unanticipated side effects in patients. Our ability to achieve market acceptance for any of our products will depend on a number of factors, including whether or not competitors may develop technologies which are superior to or less costly than our technology-based products, with the result that our technology-based products, even if they are successfully developed, manufactured and approved, may not generate significant revenues.

If we are unsuccessful in dealing with any of these risks, or if we are unable to successfully commercialize our technology for some other reason, it would likely seriously harm our ability to generate revenue.

We depend on our strategic collaborators for the development, regulatory approval, testing, manufacturing and the potential commercialization of our products.

Our strategy has been to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, regulatory approval, manufacturing, marketing and commercialization of our product candidates. For instance, we currently collaborate with BSC and Cook to develop and market our paclitaxel-eluting coronary and peripheral stents, with Baxter to manufacture and market our CoSeal and Adhibit products, with Orthovita to distribute VITAGEL, and with Zimmer to distribute CollaGraft and NeuGraft. Those strategic collaborators are currently essential to the development of our technology and potential revenue and we have little control over or access to information regarding our collaborators’ activities with respect to our products.

Our strategic collaborators may fail to successfully develop or commercialize our technology to which they have rights for a number of reasons, including:

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failure of a strategic collaborator to continue, or delays in, its funding, research, development and commercialization activities;

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the pursuit or development by a strategic collaborator of alternative technologies, either on its own or with others, including our competitors, as a means for developing treatments for the diseases targeted by our programs;

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the preclusion of a strategic collaborator from developing or commercializing any product, through, for example, litigation or other legal action; and

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the failure of a strategic collaborator to make required milestone payments, meet contractual milestone obligations or exercise options which may result in the termination of applicable licensing arrangements.

We rely on others to manufacture products that use our technology. For example, under the terms of an agreement with Baxter, the manufacture of CoSeal and Adhibit is being done by Baxter. Our products will have to be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. We do not currently have facilities for the commercial production of our products other than VITAGEL and our drug coating products. We intend to contract with third-party manufacturers to produce commercial quantities of our potential products but we do not know whether satisfactory arrangements will be reached with such parties. If we are not able to reach such an arrangement the commercialization of our products could be delayed. If third-parties cannot deliver commercial quantities in a timely manner, our revenues could be significantly reduced.

We may elect to perform manufacturing operations internally. Developing our own commercial scale manufacturing facilities would require raising substantial additional funds and hiring and retaining additional management and technical personnel who have the necessary manufacturing experience. We can give no assurance that we will be successful in developing commercial scale manufacturing facilities or obtain necessary approvals in a timely manner or at all.

Any failure to obtain and protect intellectual property could adversely affect our business.

Our success will depend, in part, on our ability to obtain patents, or licenses to patents, maintain trade secret protection and enforce our rights against others. We have filed and are actively pursuing patent applications in Canada, the United States and other jurisdictions. We have also obtained licenses from third parties with respect to their intellectual property that we use in connection with our technology. We may not be able to obtain patent protection for key elements of our technology. The patent positions of pharmaceutical, biotechnology and medical device companies are uncertain and involve complex legal and factual questions for which important legal issues are largely unresolved. For example, no consistent policy has emerged regarding the scope of health-related patent claims that are granted by the U.S. Patent and Trademark Office or enforced by the U.S. federal courts. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued. There can be no assurance that:

•

patent applications will result in the issuance of patents;

•

additional proprietary products developed will be patentable;

•

licenses we have obtained from third parties that we use in connection with our technology will not be terminated;

•

patents issued will provide adequate protection or any competitive advantages;

•

patents will not be successfully challenged by any third parties; or

•

the patents of others will not impede our or our collaborators’ ability to commercialize our technology.

The drug paclitaxel is itself not covered by composition of matter patents. Therefore, although we are developing an intellectual property portfolio around the use of paclitaxel for intended commercial applications, others may be able to engage in off-label use of paclitaxel for the same indications, causing us to lose potential revenue. Furthermore, others may independently develop similar products or technologies or, if patents are issued to us, design around any patented technology developed by us, which could affect our potential to generate revenues and harm our results of operations.

Patent protection may not be available based on prior art. The publication of discoveries in the scientific or patent literature often lags behind actual discoveries. As a consequence, there may be uncertainty as to whether we, or where applicable, one of our licensors, were the first creator of inventions covered by issued patents or pending patent applications or that we, or where applicable one of our licensors, was the first to file patent applications for such inventions. Moreover, we might have to participate in interference proceedings declared by the U.S. Patent and Trademark Office, or other proceedings outside the United States, including oppositions, to determine priority of invention or patentability. An unfavorable outcome in an interference or opposition proceeding could preclude us, our collaborators and our licensees from making, using or selling products using the technology or require us to obtain license rights from prevailing third parties. We do not know whether any prevailing party would offer us a license on commercially acceptable terms, if at all.

As part of our patent strategy, we have filed a variety of patent applications internationally, including in Europe and Japan.  Pursuant to the review of patents in these countries, an opposition can be filed by a third-party after the granting of a patent. Oppositions have been filed with respect to three granted European patents that relate to certain products (EP0706376, EP0711158 and EP0809515).  The Oppositions on European Patent No EP7011158 and EP0809515 are at an early stage with opposition briefs filed in October 2004 and January 2005 respectively.  The Opposition on European Patent No. EP0706376 has had recent activity.  On January 24, 2005, the European Patent Office Opposition Division announced a favourable ruling and maintained the validity of our Patent No. EP0706376 with various claims, including claims to stents coated with composition of paclitaxel and a polymeric carrier. An opposition has also been filed by a third-party against one of our Japanese patents that relate to stents (No. 3423317). An adverse decision by an Opposition Division in any country, or subsequently, by a Board of Appeal could result in revocation of our patent or a narrowing of the scope of protection afforded by the patent.  The ultimate outcomes of the Japanese and European Oppositions, including appeals, are uncertain at this time.  We do not know whether the patents that we have received or licensed or may be able to obtain or license in the future, would be held valid or enforceable by a court or whether a competitor’s technology or product would be found to infringe such patents. Further, we have no assurance that third parties will not properly or improperly modify or terminate any license they have granted to us.

Our future success and competitive position depends in part on our ability to obtain and maintain certain proprietary intellectual property rights used in our approved products and principal product candidates. Any such success may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims of intellectual property infringement brought by our competitors and others. For example, on February 1, 2005, we announced that, together with BSC, we had commenced a legal action in the Netherlands against Conor Medsystems, Inc. (“Conor”) for patent infringement. On February 18, 2005, a claim was filed by Conor in a court in the United Kingdom alleging that one of our stent patents is invalid and is seeking to have that patent revoked.  The outcome of these legal proceedings is uncertain at this time. We intend to pursue and to defend against, to the fullest, any and all actions of Conor and any other parties against which we prosecute claims respecting our extensive patent portfolio and pioneering technology.

We do not know whether the patents that we have received or licensed or may be able to obtain or license in the future, would be held valid or enforceable by a court or whether a competitor’s technology or product would be found to infringe such patents. Further, we have no assurance that third parties will not properly or improperly modify or terminate any license they have granted to us.

We may need to obtain additional licenses for the development of our products. Licenses may not be available on satisfactory terms or at all. If available, these licenses may obligate us to exercise diligence in bringing our technology to market and may obligate us to make minimum guarantee or milestone payments. These diligence and milestone payments may be costly and could seriously harm our business. We may also be obligated to make royalty payments on the sales, if any, of products resulting from licensed technology and may be responsible for the costs of filing and prosecuting patent applications. These costs could affect our results of operations and decrease our earnings.

Our intellectual property includes trade secrets and know-how that may not be protected by patents. There can be no assurance that we will be able to protect our trade secrets. To help protect our rights, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not adequately protect our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

Our future success and competitive position depends in part on our ability to obtain and maintain certain proprietary intellectual property rights used in our approved products and principal product candidates. Any such success may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims of intellectual property infringement brought by our competitors and others. For example, on February 1, 2005, we announced that, together with BSC, we had commenced a legal action in the Netherlands against Conor for patent infringement. On February 18, 2005, a claim was filed by Conor in a court in the United Kingdom alleging that one of our stent patents is invalid and is seeking to have that patent revoked.  The outcome of these legal proceedings is uncertain at this time. We intend to pursue and to defend against, to the fullest, any and all actions of Conor and any other parties against which we prosecute claims respecting our extensive patent portfolio and pioneering technology.

 Our involvement in intellectual property litigation could result in significant expense, adversely affecting the development of product candidates or sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could affect our ability to continue our operations. In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:

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pay substantial damages;

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cease the development, manufacture, use or sale of product candidates or products that infringe upon the intellectual property of others;

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expend significant resources to design around a patent or to develop or acquire non-infringing intellectual property;

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discontinue processes incorporating infringing technology; or

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obtain licenses to the infringed intellectual property.

We cannot assure you that we would be successful in developing or acquiring non-infringing intellectual property or that necessary licenses would be available upon reasonable terms, if at all. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results. If we do not obtain such licenses, we could encounter delays in any introduction of products or could find that the development, manufacture or sale of products requiring such licenses could be prohibited.

If third-parties file patent applications, or are issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings with the U.S. Patent and Trademark Office, or other proceedings outside the United States, including oppositions, to determine priority of invention or patentability, which could result in substantial cost to us even if the eventual outcome were favourable.

Our ability to operate could be hindered by the proprietary rights of others.

A number of pharmaceutical, biotechnology and medical device companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to our business. Some of these technologies, applications or patents may conflict with or adversely affect our technologies or intellectual property rights. We are aware of other parties with intellectual property rights that may represent prior art or other potentially conflicting intellectual property, including stents coated with agents intended to reduce restenosis. Any conflicts with the intellectual property of others could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our patent applications altogether.

If patents that cover our activities are issued to other persons or companies, we could be charged with infringement. In the event that other parties’ patents cover any portion of our activities, we may be forced to develop alternatives or negotiate a license for such technology. We do not know whether we would be successful in either developing alternative technologies or acquiring licenses upon reasonable terms, if at all. Any such license could require the expenditure of substantial time and other resources and could harm our business and decrease our earnings. If we do not obtain such licenses, we could encounter delays in the introduction of our products or could find that the development, manufacture or sale of products requiring such licenses is prohibited.

Our development programs and products subject us to the risk of product liability claims for which we may not be able to obtain adequate insurance coverage.

Human therapeutic products and medical devices involve the risk of product liability claims and associated adverse publicity. Our principal risks relate to the sales of our products and currently their use in clinical trials. Claims may be made by consumers, healthcare providers, third party strategic collaborators or others selling our products. There can be no assurance that we will be able to obtain or maintain sufficient and affordable insurance coverage for any of these claims. Without sufficient coverage, any claim, any threat of such a claim or any product withdrawal could seriously harm our business.

We face and will continue to face significant competition.

Competition from pharmaceutical companies, medical device companies, biotechnology companies and academic and research institutions is intense and is expected to increase. Many of our competitors and potential competitors have substantially greater product development capabilities, experience conducting clinical trials and financial, scientific, manufacturing, sales and marketing resources and experience than our company. Some of these competitors include Johnson & Johnson, Guidant Corporation, Genzyme Corporation, Baxter Healthcare Corporation, Abbott Laboratories,  Boston Scientific Corporation, Medtronic, Inc., Wyeth, Inc., and Novartis AG., among others. Other companies may:

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develop and patent products earlier than us;

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obtain regulatory approvals for such products more rapidly;

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obtain patent protection for such products earlier than us; or

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develop more effective or less expensive products.

While we will seek to expand our technological capabilities in order to remain competitive, there is a risk that:

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research and development by others will render our technology or product candidates obsolete or non-competitive;

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treatments or cures developed by others will be superior to any therapy developed by us; and

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any therapy developed by us will not be preferred to any existing or newly developed technologies.

The commercial potential of our products and product candidates will be significantly limited if we are not able to obtain adequate levels of reimbursement or market acceptance for them.

Our ability to commercialize human therapeutic products and product candidates successfully will depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations or supported by the market for these products. There can be no assurance that third-party insurance coverage and reimbursement will be available for the products we might develop.

Third-party payers are increasingly challenging the price of medical products and services. In some countries in Europe, significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and we do not know whether adequate third party coverage will be available for us to realize an appropriate return on our investment in product development, which could seriously harm our business. In the United States, while reimbursement amounts previously approved appear to provide a reasonable rate of return, there can be no assurance that this will continue to be the case due to proposed health care reforms. Efforts by governmental and third-party payers to reduce health care costs or the announcement of legislative proposals or reforms to implement government controls could cause a reduction in sales or in the selling price of our products, which could seriously harm our business.

Further, we cannot be certain that our products will gain commercial acceptance among physicians, patients and health care payers, even if necessary international and U.S. marketing approvals are maintained. We believe that recommendations and endorsements by physicians will be essential for market acceptance of our products, and we do not know whether these recommendations or endorsements will be obtained. We also believe that surgeons will not use these products unless they determine, based on clinical data and other factors, that the clinical benefits to patients and cost savings achieved through use of these products outweigh their cost. Acceptance among physicians may also depend upon the ability to train surgeons and other potential users of our products and the willingness of such users to learn these relatively new techniques.

We must receive regulatory approval for each of our product candidates before they can be sold commercially in North America or internationally, which can take significant time and be very costly.

The development, manufacture and sale of medical devices and human therapeutic products in Canada, the United States and internationally is governed by a variety of statutes and regulations. These laws require, among other things:

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approval of manufacturing facilities and practices;

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adequate and well-controlled research and testing of products in pre-clinical and clinical trials;

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review and approval of submissions containing manufacturing, pre-clinical and clinical data in order to obtain marketing approval based on establishing the safety and efficacy of the product for each use sought, including adherence to good manufacturing practices during production and storage; and

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control of marketing activities, including advertising and labeling.

The product candidates currently under development by us or our collaborators will require significant development, pre-clinical and clinical testing, pre-market review and approval, and investment of significant funds prior to their commercialization. We are dependent on our collaborators for regulatory approval and compliance, and have little or no control over these matters. The process of completing clinical testing and obtaining such approvals is likely to take many years and require the expenditure of substantial resources, and we do not know whether any clinical studies by us or our collaborators will be successful, that regulatory approvals will be received, or that regulatory approvals will be obtained in a timely manner. Despite the time and resources expended by us, regulatory approval is never guaranteed.

If any of our development programs are not successfully completed in a timely fashion, required regulatory approvals are not obtained in a timely fashion, or products for which approvals are obtained are not commercially successful, it could seriously harm our business.

Even if some of our products and manufacturing facilities receive regulatory approval, those products and facilities may still face subsequent regulatory difficulties.

If we or our collaborators receive regulatory approval to sell any of our products, regulatory agencies will limit the approval to certain diseases, conditions or categories of patients who can use them. In addition, regulatory agencies subject a marketed product, its manufacturer and the manufacturer’s facilities to ongoing regulatory requirements. Regulatory agencies may also require expensive post-approval studies. Any adverse effects associated with our products must also be reported to regulatory authorities. If new data are developed, previously unknown adverse experiences with a product occur, deficiencies in our or our collaborators’ manufacturing and laboratory facilities are discovered, or we or our collaborators fail to comply with applicable post-market regulatory requirements, a regulatory agency may impose restrictions on that product or on us or our collaborators, including the requirement to withdraw the product from the market, close the facility, suspend manufacturing, change the product’s label or pay substantial fines. We are, and we expect to continue to be, dependent on our collaborators for continuing regulatory compliance and we may have little or no control over these matters.

Our manufacturing facilities must comply with applicable regulations.

We currently manufacture VITAGEL at our Palo Alto, CA facility, drug coating products at our Henrietta, NY facility and we rely on our collaborators for the manufacture of our other products. Our and our collaborators’ manufacturing practices may not satisfy regulatory requirements. Because we contract with third-parties for manufacturing of the majority of our products, our ability to control third-party compliance with FDA and other regulatory requirements will be limited to contractual remedies and rights of inspection. Our failure or the failure of third-party manufacturers to comply with regulatory requirements applicable to our products may result in legal or regulatory action by those regulatory authorities. There can be no assurance that our or our collaborators’ manufacturing processes will satisfy GMP or ISO requirements.

In addition, there may be uncertainty as to whether or not we or others who are involved in the manufacturing process will be able to make the transition to commercial production. A failure to achieve regulatory approval for manufacturing facilities or a failure to make the transition to commercial production for our products will harm our prospects, business, financial condition and results of operations.

We may be unsuccessful in marketing, selling and distributing certain of our products.

We distribute a number of our products worldwide. If our distribution personnel or methods are not sufficient to ensure we have supply to meet demand for our products or if there is a quality control failure with our products, it could harm our prospects, business, financial condition and results of operations.

We have limited experience in marketing and selling our products. In order to achieve commercial success for our approved products, we may have to develop an effective marketing and sales force or enter into further arrangements with third parties to market and sell our products. If we develop our own marketing and sales capabilities, we will be competing with other companies that currently have experienced and well-funded marketing and sales operations. To the extent that we enter into co-promotion or other marketing and sales arrangements with other companies, any revenues received will be dependent on the efforts of others, and we do not know whether these efforts will be successful. Failure to develop a direct sales and marketing force or enter into appropriate arrangements with other companies to market and sell our products will reduce our ability to generate revenues.

We may incur losses associated with foreign currency fluctuations.

Effective January 1, 2004, we commenced reporting our operating results and financial position in U.S. dollars in order to more accurately represent the currency of the economic environment in which we operate.

Our operations are in some instances conducted in currencies other than the U.S. dollar and fluctuations in the value of foreign currencies relative to the U.S. dollar could cause us to incur currency exchange losses. In addition to the U.S. dollar, we currently conduct some operations in Canadian dollars. Exchange rate fluctuations may reduce our future operating results. In the year ended December 31, 2004, we reported $2.1 million of foreign exchange gains due to foreign currency fluctuations.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk, and therefore we are subject to foreign currency transaction and translation gains and losses.  We purchase goods and services in both U.S. and Canadian dollars and earn a significant portion of our license and milestone revenues in U.S. dollars.  Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency.

We are exposed to credit risk related to specific customers.

During the year ended December 31, 2004, revenue from BSC represented 86% of our total revenue. We are dependant upon BSC in regards to the commercial success of the drug-eluting stent.  We do not have control over the sales and marketing effort, the stent pricing, production volumes or distribution.  Our involvement is limited to the terms of the contractual agreements which provide for the receipt of royalty revenue based on the net sales of BSC and specify the applicable royalty rates.

Acquisition of companies or technologies may result in disruptions to our business.

As part of our business strategy, we may acquire additional assets and businesses principally relating to or complementary to our current operations. Any acquisitions or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

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exposure to unknown liabilities of acquired companies;

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higher than anticipated acquisition costs and expenses;

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the difficulty and expense of integrating the operations and personnel of the companies;

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disruption of our ongoing business;

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diversion of management’s time and attention;

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failure to maximize our company’s financial and strategic position by the successful incorporation of acquired technology;

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the inability to implement uniform standards, controls, procedures and policies;

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the loss of key employees and customers as a result of changes in management;

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the incurrence of amortization expenses; and

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possible dilution to our shareholders.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions.

Further, shareholdings in our company will be diluted if equity securities are issued in connection with any acquisition. If significant acquisitions are made for cash consideration, we may be required to use a substantial portion of our available cash, cash equivalents and short-term investments. If we issue preference shares to collaborators, the holders of the preference shares could have rights senior to those of the holders of common shares. If debt is used to finance acquisitions, the debt holders would have rights senior to holders of common shares to make claims on our assets and the terms of any debt could restrict our operations, including our future ability to pay dividends on common shares. Acquisition financing may not be available on acceptable terms, if at all.

We may incur significant costs complying with environmental laws and regulations.

Our research and development processes involve the use of hazardous and radioactive materials. We are subject to federal, provincial, local and other laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We are not specifically insured with respect to this liability, and we do not know whether we will be required to incur significant costs to comply with environmental laws and regulations in the future, or whether our operations, business or assets will be harmed by current or future environmental laws or regulations.

If we fail to hire and retain key management, scientific and technical personnel, we may be unable to successfully implement our business plan.

We are highly dependent on our senior management and scientific and technical personnel. The competition for qualified personnel in the healthcare field is intense, and we rely heavily on our ability to attract and retain qualified managerial, scientific and technical personnel. Our ability to manage growth effectively will require continued implementation and improvement of our management systems and the ability to recruit and train new employees. We may not be able to successfully attract and retain skilled and experienced personnel, which could harm our ability to develop our product candidates and generate revenues.

Risks Relating to Our Shares

Our stock price has been volatile, is likely to continue to be volatile and could decline substantially.

Our common shares have been, and are likely to continue to be, highly volatile. For example, in the 12 months ending December 31, 2004, shares of our common stock traded on the NASDAQ National Market and the Toronto Stock Exchange have closed at a high of US$29.14 and CDN$39.00 respectively, and at a low of US$14.27 and CDN$18.92, respectively. Our share price could fluctuate significantly in the future for the following reasons:

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future announcements concerning us or our competitors;

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quarterly variations in operating results;

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the introduction of new products or changes in product pricing policies by us or our competitors;

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an acquisition or loss of significant customers, distributors and suppliers;

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changes in earnings estimates by analysts;

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changes in third-party reimbursement practices;

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regulatory developments;

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intellectual property developments;

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reports of results of clinical trials;

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the commencement of material litigation against us or our collaborators; or

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fluctuations in the economy or general market conditions.

In addition, stock markets in general, and the market for shares of biopharmaceutical and life science companies in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance of the affected companies. These broad market fluctuations may cause the market price for our common shares to decline. The market price of our common shares could decline below its current price and may fluctuate significantly in the future. These fluctuations may or may not be related to our performance or prospects.

In the past, market investors have often instituted securities class action litigation after periods of volatility in the market price of a company’s securities. If one of our shareholders files a securities class action suit, we could incur substantial legal fees and our management’s attention and resources could be diverted from operating our business in order to respond to the litigation.

U.S. investors may not be able to obtain enforcement of civil liabilities against us.

We were formed under the laws of British Columbia, Canada. Substantially all of our assets are located outside the United States. In addition, a majority of the members of our board of directors and our officers are residents of countries other than the United States. As a result, it may be impossible for U.S. investors to affect service of process within the United States upon us or these persons or to enforce against us or these persons any judgments in civil and commercial matters, including judgments under U.S. federal securities laws. In addition, a Canadian court may not permit U.S. investors to bring an original action in Canada or to enforce in Canada a judgment of a court in the United States.

Laws and provisions in our notice of articles and articles and shareholder rights plan could delay or deter a change in control.

Our notice of articles and articles allow for the issuance of preference shares. The board of directors may set the rights and preferences of any series of preference shares in its sole discretion without the approval of the holders of our common shares. The rights and preferences of the preference shares may be superior to those of the common shares. Accordingly, the issuance of preference shares also could have the effect of delaying or preventing a change of control of our company. In addition, under the Business Corporations Act (British Columbia), some business combinations, including a merger or reorganization or the sale, lease or other disposition of all or a substantial part of our assets, must be approved by at least three-quarters of the votes cast by our shareholders in aggregate or, in some cases, approved by at least three-quarters of the votes cast by holders of each class of shares.  In some cases, a business combination must be approved by a court. Shareholders may also have a right to dissent from the transaction, in which case, we would be required to pay dissenting shareholders the fair value of their common shares provided they have followed the required procedures. There are at present no preference shares outstanding.

In addition, our shareholders adopted a shareholder rights plan which provides for substantial dilution to an acquiror unless either the acquiror makes a bid to all shareholders, which is held open for at least 60 days and is accepted by shareholders holding at least 50% of the outstanding common shares, or the bid is otherwise approved by our board of directors.  This shareholder rights plan must be readopted at the 2005 annual general meeting or it will expire.

Furthermore, all of our executive officers have contractual rights under employment agreements to have their stock options vest immediately and obtain 12 to 24 months’ severance pay in the event of a change of control of our company.

Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition to review any acquisition of a significant interest in our company. This legislation grants the Commissioner jurisdiction to challenge such an acquisition before the Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada. The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount which, for a World Trade Organization member, is $250 million in 2005. A reviewable acquisition may not proceed unless the relevant minister is satisfied or is deemed to be satisfied that there is likely to be a net benefit to Canada from the transaction.

Each of these matters could delay or deter a change in control that would be attractive to, and provide liquidity for, shareholders, and could limit the price that investors are willing to pay in the future for our common shares.

DIVIDEND POLICY

We have never declared or paid any cash or share dividends on our common shares. We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash or share dividends in the foreseeable future.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information for each of our three most recently completed financial years. This data should be read in conjunction with our audited consolidated financial statements, including the notes to the financial statements, and the risk factors set out in this Annual Information Form. We changed our year end to December 31 effective December 31, 2003. Our transition year was the 15-month period ended December 31, 2003 (“Fiscal 2003”).

Effective January 1, 2004, we changed our functional currency to the U.S. dollar from the Canadian dollar in order to more accurately represent the currency of the economic environment in which we operate.  In addition, we elected to report our consolidated financial statements in accordance with U.S. GAAP and changed our reporting currency to the U.S. dollar from the Canadian dollar.  The consolidated financial statements for the comparative periods ended on or before December 31, 2003 which were based on a Canadian functional currency, have been translated into the U.S. reporting currency using the current rate method. US GAAP principles conform in all material respects with Canadian generally accepted accounting principles, or Canadian. GAAP, except as disclosed in note 19 of the consolidated financial statements for the Fiscal Year 2004.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S.$, except share and per share data)	Year ended December 31,	Fifteen months ended December 31,	Year ended September 30,
	2004	2003	2002
REVENUE
Royalty revenue	100,788	4,353	5
Product sales	12,680	8,027	-
License fees	17,312	8,069	4,650
	130,780	20,449	4,655
EXPENSES
License and royalty fees	18,231	1,877	-
Cost of goods sold – product sales	7,866	4,824	-
Research and development	27,132	15,143	10,520
Selling, general and administration	22,997	18,562	7,705
Depreciation and amortization	10,310	8,751	498
Acquired in-process research and development	6,375	6,639	-
	92,911	55,796	18,723
Operating income (loss)	37,869	(35,347)	(14,068)
Other income (expenses):
Foreign exchange gain (loss)	2,140	(20,155)	377
Investment and other income	5,666	2,688	2,194
Interest expense - capital lease	-	(72)	-
Total other income (expenses)	7,806	(17,539)	2,571
Income (loss) for the period before income taxes	45,675	(52,886)	(11,497)
Income tax recovery	6,777	-	-
Net income (loss) for the period	52,452	(52,886)	(11,497)

Basic net income (loss) per common share	0.63	(0.75)	(0.18)
Diluted net income (loss) per common share	0.61	(0.75)	(0.18)
Basic weighted average number of common shares outstanding (in thousands)	83,678	70,580	62,532
Diluted weighted average number of common shares outstanding (in thousands)	85,697	N/A	N/A

BALANCE SHEET INFORMATION

As at	December 31,	December 31,	September 30,
(in thousands of U.S.$)	2004	2003	2002
Cash, cash equivalents and short-term investments	271,484	296,794	86,049
Working capital	268,300	296,087	80,976
Total assets	479,077	395,722	94,291
Deficit	(44,420)	(96,872)	(43,986)
Total shareholders’ equity	441,826	377,371	86,627

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight quarters:

(in thousands of U.S. $, except per share data)	Three months ended December 31, 2004 (Q4)	Three months ended September 30, 2004 (Q3)	Three months ended June 30, 2004 (Q2)	Three months ended March 31, 2004 (Q1)
Total revenues	61,227	44,269	13,408	11,876

Operating income (loss)	31,311	22,092	(9,457)	(6,077)

Other income (expenses)	3,786	4,449	(404)	(25)

Income (loss) for the period (1)	41,481	26,619	(9,450)	(6,198)

Basic income (loss) per share (2)	0.49	0.32	(0.11)	(0.07)
Diluted income (loss) per share (2)	0.48	0.31	(0.11)	(0.07)

(in thousands of U.S. $, except per share data)	Three months ended December 31, 2003 (Q5)	Three months ended September 30, 2003 (Q4)	Three months ended June 30, 2003 (Q3)	Three months ended March 31, 2003 (Q2)
Total revenues	10,306	4,279	3,407	2,348

Operating loss	(8,652)	(6,064)	(7,262)	(9,746)

Other income (expenses)	(8,568)	53	(5,167)	(3,992)

Loss for the period (1)	(17,220)	(6,011)	(12,429)	(13,738)

Basic and diluted loss per share (2)	(0.21)	(0.09)	(0.18)	(0.21)

Note:  (1)    The quarterly information from Q2 2003 to Q5 2003 has been restated for the effect of implementing the accounting policy for expensing stock-based compensation for all awards granted after October 1, 2002.  We recorded total stock-based compensation expense for the fifteen month period ending December 31, 2003 of $3.1million.

Note:  (2)    Basic and diluted loss per share takes into account two-for-one stock splits which occurred in March 2003 and February 2004.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, residence, office and principal occupation for the past five years of each of our directors and executive officers.  Each director is elected by the shareholders at the annual general meeting and holds office until our first annual general meeting following the director’s election or appointment.  Each executive officer holds office at the pleasure of the Board of Directors.

Name and Residence	Position with the Company	Principal Occupations Within the Past Five Years

Directors:

David Howard (1)(2)(3) B.C., Canada	Director

Sept/02 to present – Chairperson, Angiotech;

Mar/00 to present – Director, Angiotech;

Aug/03 to present – Chairperson, SCOLR, Inc.;

May/00 to Aug/03 – President & CEO, SCOLR, Inc.;

July/97 to May/00 – President & COO, Novopharm International;

July/97 to May/00 – President, Novopharm USA

Ned Brown(2)(3) California, U.S.A.	Director

Jun/04 to present – Director, Angiotech;

2004 to present  – Managing Director and Co-founder of Caxton Healthcare Acquisition Partners (Equity buyout fund focused on healthcare);

2000 to 2004 – Managing Director, Health Care Investment Banking, Credit Suisse First Boston;

Glen Nelson(3) Minnesota, U.S.A.	Director

Jun/04 to present – Director, Angiotech;

2002 to present – Chairman, GDN Holdings, LLC (Aviation, health services and medical devices);

1988 to 2002 – Vice Chairman, Medtronic Inc.;

1980 to 2002 – Director, Medtronic, Inc.

Hartley T. Richardson (1) Manitoba, Canada	Director	July/02 to present – Director, Angiotech; 1998 to present – President & CEO, James Richardson & Sons, Limited (Grain facilities)

Arthur Willms(1)(2) B.C., Canada	Director	Jun/04 to present – Director, Angiotech; 1983 to present – Director, Westcoast Energy Inc.;

Executive Officers:

William L. Hunter, MD B.C., Canada	President, Chief Executive Officer, and Director	Sept/02 to present – President & CEO, Angiotech; Aug/98 to Sept/02 – Chairman & CEO, Angiotech; Nov/92 to present – Director, Angiotech

David M. Hall B.C., Canada	Chief Financial Officer, Corporate Secretary and Treasurer	Mar/02 to present – Chief Financial Officer, Corporate Secretary & Treasurer, Angiotech; Jan/99 to Mar/02 -- Senior Vice President, Finance, Corporate Secretary & Treasurer, Angiotech

Jeanne M. Bertonis, MBA Massachusetts, U.S.A.	Chief Business Officer

Mar/03 to present – Chief Business Officer, Angiotech;

May/00 to Mar/03 – Vice President, Corporate Development, Angiotech;

May/98 to May/00 -- Senior Director, Corporate Development, Genzyme Corporation

David D. McMasters, ESQ Washington, U.S.A.	Senior Vice President, Intellectual Property and General Counsel

Jan/04 to present – Senior Vice President, Legal and General Counsel, Angiotech;

Dec/00 to Jan/04 – Vice President Intellectual Property & General Counsel, Angiotech;

2000 – Managing Director and CEO, Seed Intellectual Property Law Group PLLC

Gary Ingenito, MD, PhD B.C., Canada	Senior Vice President, Clinical and Regulatory Affairs

Feb/05 to present – Senior Vice President, Clinical and Regulatory Affairs, Angiotech;

Oct/03 to Jan/05 – Senior Vice President, SFBC International;

1995 to 2003 – Chief Operating Officer, Otsuka Maryland Research Institute

Rui Avelar, MD, CCFP, DIP SPORT MED B.C., Canada	Senior Vice President, Medical Affairs and Communications

Jan/04 to present – Senior Vice President, Medical Affairs and Communications, Angiotech;

Jan/03 to Jan/04 – Vice President, Medical Affairs and Communications, Angiotech;

Dec/01 to Jan/03 – Vice President, Investor Relations, Angiotech;

Sept/00 to Dec/01 – Biotechnology Analyst, Haywood Securities;

Sept/99 to present – Team Physician, Vancouver Canucks Hockey Club;

Sept/92 to July/00 – Self-employed physician

Notes:

(1)

Member of the Audit Committee

(2)

Member of the Compensation Committee.

(3)

Member of the Nominating and Governance Committee.

Directors and executive officers of our company beneficially owned, directly or indirectly, 905,288 common shares representing 1.08 % of the outstanding common shares as at December 31, 2004.

For each of the past ten years, none of our directors or executive officers has been a director or officer of another issuer which, while that person was acting in that capacity or within one year of that person ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromises with creditors or had a receiver, manager or trustee appointed to hold its assets other than with respect to Glen Nelson, who was an outside director of a small, private manufacturing company in Minnesota until his resignation in December 2003.  In August 2004, that company filed for U.S. bankruptcy court protection.  No penalties, damages or sanctions have been applied to Dr. Nelson with respect to that company.

CORPORATE GOVERNANCE

Our Board of Directors currently consists of five independent members and one executive member. The role of chair is assumed by an independent director and is separate from the role of chief executive officer. Independent directors also chair the three committees of the Board.  Each director brings unique experiences and skills in providing oversight and governance.

Our Board has a strong commitment to many of the elements of good governance that are now being recommended by both the Canadian and U.S. securities commissions and stock exchanges, including the U.S. Sarbanes-Oxley Act of 2002 (“SOX”).  We consider these sources in reviewing and revising, where necessary, our corporate governance practices.

We have adopted corporate governance guidelines and established committees and charters regarding such matters as, but not limited to: director qualification standards and responsibilities; access by directors to management and independent advisors; director compensation; and management succession. The guidelines are available on our website at www.angiotech.com.

The Board has overall responsibility for conduct of the business and affairs of the Company and discharges this responsibility both directly and through delegating certain authority to committees of the Board and to senior management of the Company.  Our current Board committees include: (i) the Audit Committee; (ii) the Governance and Nominating Committee; and (iii) the Compensation Committee.

In 2002 we adopted codes of ethics for our Chief Executive Officer, Chief Financial Officer, directors and officers. These codes are available on our website at www.angiotech.com. During 2004 we also adopted codes of ethics for our employees.

Audit Committee

The Charter of the Audit Committee is attached as “Schedule A” to this Annual Information Form and can also be found on our website at www.angiotech.com under the Corporate Governance section.

Our Audit Committee is comprised of the following independent and financially literate Directors:

Arthur Willms, Chairperson

David T. Howard

Hartley T. Richardson

Our board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Arthur Willms has been determined by the board to meet the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission and is independent, as that term is defined by the NASDAQ’s listing standards applicable to the Registrant. The SEC has indicated that the designation of Mr. Willms as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee.

Relevant Education and Experience of Audit Committee Members

In addition to each member’s general business experience, the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member is described below:

 Arthur Willms (Chair) is a retired President and Chief Operating Officer of Westcoast Energy Inc. where he held senior executive positions for 24 years.  Mr. Willms has been a lecturer in Economics at the University of Calgary and holds a Bachelor of Science Degree in Mathematics and a Masters Degree in Economics from the University of Calgary.  Mr. Willms is also a director of Westcoast Energy Inc., Pacific Northern Gas, Union Gas, PeBen Oilfield Services, BC Lotteries Corp., and Accenture Business Services Advisory Board.  Mr. Willms is a member of five audit committees and is the chair of four of these committees.

David T. Howard is Chairman of our Board of Directors as well as Chairman of the Board of SCOLR, Inc., a biopharmaceutical company located in Redmond, WA. Mr. Howard is a Director at Delex Therapeutics, Inc. in Mississauga, Ontario. Prior to this, he has served as President & Chief Operating Officer of Novopharm International of Toronto, Ontario and President of Novopharm USA, Inc. Mr. Howard’s industry experience includes operational and strategic positions with Boehringer Mannheim Canada, where he was Vice President Pharmaceuticals, and Rhône-Poulenc Pharma in Montreal and Paris.

Hartley Richardson is the president of James Richardson & Sons, Limited, a private company founded in 1857 and headquartered in Winnipeg, Canada. James Richardson & Sons Ltd. is a diversified company that through its subsidiary James Richardson International, manages the largest privately owned network of grain facilities in Canada. Mr. Richardson also serves as a Director of MacDonald Dettwiler and Associates, Canadian Council of Chief Executives, Railpower Technologies, and the Business Council of Manitoba. Mr. Richardson’s other affiliations include The Carlyle Group Canadian Advisory Board, The Trilateral Commission, and the World Economic Forum Global Leaders of Tomorrow.

Pre-approval Policies and Procedures

It is within the mandate of the Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit tax related services, including tax compliance; the review of tax returns; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, value added tax and payroll tax).  The Audit Committee will be informed routinely as to the non-audit services actually provided by the independent auditor pursuant to this pre-approval process. The independent auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the financial statements.

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The Audit Committee has adopted a policy that prohibits the Company from engaging auditors for “prohibited” categories of non-audit services and requires pre-approval by the Audit Committee, or its Chair, of audit services and other services within permissible categories of non-audit services.

Principal Accountant Fees and Service

The aggregate fees for professional services rendered by the independent auditors, Ernst & Young LLP, for Angiotech and its subsidiaries for the years ending December 31, 2004 and December 31, 2003 (fifteen months) totaled $1,628,949 and $1,573,824, respectively, as detailed in the following table. All amounts are in U.S. dollars and have been converted from Canadian dollars using an average foreign exchange rate for the period indicated:

(in U.S. dollars)	Year Ended December 31, 2004	Year Ended December 31, 2003 (fifteen months)
Audit Fees	$846,180	$405,320
Audit Related Fees	$65,725	$134,726
Tax Fees	$717,044	$1,033,778
All Other Fees	$0	$0
TOTAL	$1,628,949	$1,573,824

The nature of the services provided by Ernst & Young LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by Ernst & Young LLP for the audit of the Registrant’s annual financial statements (including SOX section 404 internal control over financial reporting requirements), quarterly reviews of interim financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees

Audit related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under “Audit Fees” above.  These current period services consisted of due diligence services for business acquisitions. The prior year’s services consisted of reviewing documents related to a financial system implementation and due diligence services for business acquisitions.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, value added tax and payroll tax).

All Other Fees

In 2004 and 2003 no fees for services were incurred other than those described above under “Audit Fees,” “Audit Related Fees” and “Tax Fees”.

Sarbanes-Oxley Act Section 404

We were compliant with the SOX section 404 internal control over financial reporting requirements as of December 31, 2004 and expended approximately $1.1 million during the year ended December 31, 2004 on this project.  We voluntarily elected to undertake this project in advance of the U.S. regulatory requirement for foreign private issuers and Canadian regulatory requirements. We expect that our compliance with SOX will meet the proposed Canadian requirements under National Instrument 58-101.

Governance and Nominating Committee

The Governance and Nominating Committee enhances corporate performance by assessing and making recommendations regarding board effectiveness and by establishing a process for identifying, recruiting, appointing and re-appointing directors.  The Committee reviews and monitors our corporate governance policies and procedures and, where necessary, makes recommendations on improvements to senior management.

Compensation Committee

The Compensation Committee plans for the continuity of executive officers and other key employees.  The Committee also is responsible for our overall executive compensation plan to ensure it is competitive and motivating in order to attract, retain and inspire excellence in the performance of executive officers and other key employees, while taking into account the cost of executive compensation and interest of shareholders.

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of 250,000,000 shares, divided into 200,000,000 common shares without par value, of which, as of March 21, 2005, 84,112,511 are issued and outstanding, and 50,000,000 Class I preference shares without par value, issuable in series, of which none is issued and outstanding.  Our Board of Directors is authorized to determine the rights and restrictions to be attached to each series of the Class I Preference shares upon issuance.

Holders of common shares are entitled to receive notice of any meeting of shareholders and to attend and vote at those meetings, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each common share entitles its holder to one vote. Subject to the rights of the holders of Class I Preference shares, the holders of common shares are entitled to receive on a proportionate basis such dividends as our Board of Directors may declare out of funds legally available for such dividends. In the event of the dissolution, liquidation, winding up or other distribution of our assets, the holders of the common shares are entitled to receive on a proportionate basis all of our assets remaining after payment of all of our liabilities, subject to the rights of holders Class I Preference shares.

The common shares carry no pre-emptive or conversion rights other than rights granted to holders of common shares under the Shareholders Rights Plan implemented effective February 10, 1999 and ratified by the shareholders on March 16, 1999 and re-adopted by our shareholders on March 5, 2002. The Shareholder Rights Plan is designed to encourage the fair treatment of our shareholders in connection with any take-over offer for our outstanding common shares. The Shareholder Rights Plan provides our Board of Directors and shareholders with 60 days, which is longer than provided by applicable laws, to fully consider any unsolicited take-over bid without undue pressure, to allow our Board of Directors, if appropriate, to consider other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. If a bid is made to all shareholders, which is held open for at least 60 days and is accepted by shareholders holding more than 50% of the outstanding common shares, or is otherwise permitted by our Board of Directors, then the Shareholder Rights Plan will not affect the rights of shareholders. Otherwise, all shareholders, except the parties making a take-over bid, will be able to acquire a number of additional common shares equal to 100% of their existing outstanding holdings at half the market price. Thus, any party making a take-over bid not permitted by the Shareholder Rights Plan could suffer significant dilution. The Plan must be readopted by the shareholders at the 2005 annual general meeting or will be terminated.

MARKET FOR SECURITIES

Trading Price and Volume

Our common shares are publicly traded on the Toronto Stock Exchange under the trading symbol “ANP” and on the NASDAQ National Market under the trading symbol “ANPI”. The following table summarizes the high and low prices and trading volume for our common shares during Fiscal Year 2004. The prices listed below are in Canadian dollars for trading on the Toronto Stock Exchange and in U.S dollars for trading on the NASDAQ National Market.

Month/Year	Canadian Dollars (TSX)		U.S. Dollars (NASDAQ)		Trading Volume (TSX)	Trading Volume (NASDAQ)
	High	Low	High	Low
2004
January	$35.50	$28.53	$26.90	$22.38	3,667,100	13,627,700
February	39.00	31.68	29.14	23.72	3,775,400	15,190,600
March	35.50	30.05	26.97	22.55	3,811,900	14,934,200
April	35.37	27.25	26.97	20.15	3,803,100	11,721,200
May	33.29	24.07	24.38	17.12	4,118,400	15,499,700
June	30.50	23.40	22.45	17.25	3,906,200	15,413,100
July	27.30	20.15	20.62	15.30	5,585,900	16,977,100
August	23.57	18.92	17.89	14.27	5,281,700	15,029,400
September	26.20	22.00	20.69	16.90	4,582,600	15,883,600
October	25.65	21.50	20.27	17.57	1,967,500	10,526,000
November	25.75	21.75	21.43	18.12	5,582,600	12,580,500
December	23.07	21.49	18.89	17.49	3,367,800	9,967,800

LEGAL PROCEEDINGS

In connection with maintaining the value of our various intellectual property and exclusivity rights, we regularly evaluate the activities of others worldwide. Our success will depend, in part, on our ability to obtain patents, or licenses to patents, maintain trade secret protection and enforce our rights against others.  Should it become necessary to protect those rights, we will pursue all available strategies, including when appropriate negotiation or litigation in any relevant jurisdiction.  For example, on February 1, 2005, we announced that together with BSC, we commenced a legal action in the Netherlands against Conor for patent infringement. On February 18, 2005, a claim was filed by Conor in a court in the United Kingdom alleging that one of our stent patents is invalid and is seeking to have that patent revoked.  The outcome of this legal proceeding is uncertain at this time.  We intend to pursue and to defend against, to the fullest, any and all actions of Conor respecting our extensive patent portfolio and pioneering technology. Any failure to obtain and protect intellectual property could adversely affect our business and our ability to operate could be hindered by the proprietary rights of others.

MATERIAL CONTRACTS

The following is a list of material contracts that we have entered into since January 1, 2002 outside of the ordinary course of business:

(1)

Distribution and License Agreement with Baxter Healthcare Corporation dated April 1, 2003, as amended, as described in the section titled “General Development of the Business - Acquisitions and Other Business Relationships”.

(2)

Manufacturing and Supply Agreement with Baxter Healthcare Corporation dated April 1, 2003, as amended, as described in the section titled “General Development of the Business - Acquisitions and Other Business Relationships”.

(3)

Agreement and Plan of Reorganization with Cohesion Technologies, Inc. dated September 27, 2002, as described in the section titled “General Development of the Business - Acquisitions and Other Business Relationships”.

(4)

Amendment dated September 24, 2004 between Angiotech Pharmaceuticals, Inc. and Cook Incorporated Modifying the July 9, 1997 License Agreement among Angiotech Pharmaceuticals, Inc. Boston Scientific Corporation and Cook Incorporated dated July 9, 1997, as amended, as described in the section titled “General Development of the Business – Paclitaxel-eluting Coronary Stent Systems”.

(5)

Amendment dated November 23, 2004 between Angiotech Pharmaceuticals, Inc. and Boston Scientific Corporation Modifying the July 9, 1997 License Agreement among Angiotech Pharmaceuticals, Inc. Boston Scientific Corporation and Cook Incorporated dated July 9, 1997, as amended, as described in the section titled “General Development of the Business – Paclitaxel-eluting Coronary Stent Systems”.

TRANSFER AGENT & REGISTRAR

The registrar and transfer agent for the common shares in Canada is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia and in the United States is Computershare Trust Company, Inc. 12039 West Alameda Parkway, Suite Z-2, Lakewood, Colorado. These offices and the principal offices of Computershare Trust Company of Canada in the city of Toronto can effect transfers and make deliveries of certificates for common shares.

EXPERTS

Ernst & Young LLP is the external auditor who prepared the Reports of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders - Report on financial statements under the standards of the Public Company Accounting Oversight Board (United States) and Report on management’s assessment of the effectiveness of internal control over financial reporting under the Standards of the Public Company Accounting Oversight Board (United States).

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this annual information form and in the documents incorporated by reference contain forward-looking statements, which provide our current expectations or forecasts of future events. Forward-looking statements include, without limitation:

•

information concerning possible or assumed future results of operations, trends in financial results and business plans;

•

statements about our product development activities and schedules;

•

statements about our expectations for regulatory approvals for any of our product candidates;

•

statements about our potential or prospects for future product sales and royalties;

•

statements about the level of our costs and operating expenses relative to our revenues, and about the expected composition of our revenues;

•

statements about our future capital requirements and the sufficiency of our cash, cash equivalents, investments and other sources of funds to meet these requirements;

•

statements about the outcome of contingencies such as legal proceedings;

•

other statements about our plans, objectives, expectations and intentions; and

•

other statements that are not historical fact.

In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe” or “intend,” but the absence of those words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the factors described in the section titled “Risk Factors” in this annual information form. Other factors besides those described in this annual information form could also affect actual results. You should carefully consider the factors described in the section titled “Risk Factors” in evaluating our forward-looking statements.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this annual information form. We undertake no obligation to publicly update any forward-looking statements to reflect circumstances or events after the date of this annual information form, or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the applicable Canadian securities commissions or similar regulatory authorities or the Securities and Exchange Commission after the date of this annual information form.

ADDITIONAL INFORMATION

Reference is made to the Consolidated Financial Statements and Management’s Discussion and Analysis dated February 28, 2005 for the year ended December 31, 2004 and the Auditors’ Report to the Shareholders, which are hereby incorporated by reference.  Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our issued shares and options to purchase our shares, if applicable, is contained in our information circulars issued in connection with the annual general meeting of shareholders held June 10, 2004 and to be held June 9, 2005.  Copies of all of those documents are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and may be obtained upon request from the Corporate Secretary, Angiotech Pharmaceuticals, Inc., 1618 Station Street, Vancouver, British Columbia, V6A 1B6 (telephone (604) 221-7676; facsimile: (604) 221-2330).

SCHEDULE A

Audit Committee Charter

ANGIOTECH PHARMACEUTICALS, INC.

GENERAL FUNCTIONS, AUTHORITY, AND ROLE

The purpose of the Audit Committee is to oversee the accounting and financial reporting processes of the Company and the audits of its financial statements, and thereby assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) compliance by the Company with legal and regulatory requirements related to financial reporting, (3) the performance of the Company's independent auditors, and (4) performance of the Company’s internal controls and financial reporting process.

The Audit Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors.  In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Audit Committee has the authority to independently retain special legal, accounting, or other consultants to advise it, and may request any officer or employee of the Company, its independent legal counsel or independent auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.  The Audit Committee has the power to create specific sub-committees with all of the power to conduct or authorize investigations into any matters within the scope of the mandate of the sub-committee, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors.

The Company's independent auditor is ultimately accountable to the Board of Directors and to the Audit Committee, who, as representatives of the Company's shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, appoint and replace the independent auditor, and to determine appropriate compensation for the independent auditor.  In the course of fulfilling its specific responsibilities hereunder, the Audit Committee must maintain free and open communication between the Company's independent auditors, Board of Directors and Company management.  The responsibilities of a member of the Audit Committee are in addition to such member's duties as a member of the Board of Directors.

While the Audit Committee has the responsibilities and powers set forth in this charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete, accurate, and in accordance with generally accepted accounting principles.

MEMBERSHIP

The membership of the Audit Committee will be as follows:

•

The Committee shall consist of a minimum of three members of the Board of Directors, appointed annually, each of whom is affirmatively confirmed as independent by the Board of Directors, with such affirmation disclosed in the Company’s annual Information Circular.

•

The Board will elect, by a majority vote, one member as chairperson.

•

The membership of the Audit Committee will meet all independence and financial literacy requirements of The Toronto Stock Exchange and the requirements of such other securities exchange or quotations system or regulatory agency as may from time to time apply to the Company.

•

A member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the Board of Directors, or any other Board committee, accept any consulting, advisory, or other compensatory fee from the Company, and may not be an affiliated person of the Company or any subsidiary thereof.

RESPONSIBILITIES

The responsibilities of the Audit Committee shall be as follows:

Frequency of Meetings

•

Meet quarterly or more often as may be deemed necessary or appropriate in its judgment, either in person or telephonically.

•

The Audit Committee will meet with the independent auditor at least quarterly, either in person or telephonically.

Reporting Responsibilities

•

Provide to the Board of Directors proper Committee minutes.

•

Report Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.

Charter Evaluation

•

Annually review and reassess the adequacy of this Charter and recommend any proposed changes to the Board of Directors for approval.

Whistleblower Mechanism

•

Adopt and review annually a procedure through which employees and others can inform the Audit Committee regarding any concerns about the Company’s accounting, internal accounting controls or auditing matters.  The procedure shall include responding to and keeping of records of, any such complaints.

Legal Responsibilities

•

Perform such functions as may be assigned by law, by the Company's certificate of incorporation, memorandum, articles or similar documents, or by the Board of Directors.

INDEPENDENT AUDITOR

Nominations

•

Appoint annually the independent auditor to be proposed for shareholder approval.

Compensation and Evaluation

•

Approve the compensation of the independent auditor, evaluate the performance of the independent auditor and, if so determined by the Committee, replace the independent auditor.

Engagement Procedures for Non-audit Services

•

Establish policies and procedures for the engagement of the independent auditor to provide non-audit services.

•

Ensure that the independent auditor is not engaged for any activities not allowed by any of the Canadian provincial securities commissions, the SEC or any securities exchange on which the Company’s shares are traded.

•

Inform management that the auditors are not to be engaged for any of the following nine types of non-audit services:

o

Bookkeeping or other services related to accounting records or financial statements of the Company;

o

Financial information systems design and implementation consulting services;

o

Appraisal or valuation services, fairness opinions, or contributions-in-kind reports;

o

Actuarial services;

o

Internal audit outsourcing services;

o

Any management or human resources function;

o

Broker, dealer, investment advisor, or investment banking services;

o

Legal services;

o

Expert services related to the auditing service; and

o

Any other service the Board of Directors determines is not permitted.

Hiring Practices

•

Ensure that no individual who is, or in the past 3 years has been, affiliated with or employed by a present or former auditor of the Company or an affiliate, is hired by the Company as a senior officer until at least 3 years after the end of either the affiliation or the auditing relationship.

Independence Test

•

Take reasonable steps to confirm the independence of the independent auditor, which shall include:

o

Ensuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

o

Considering and discussing with the independent auditor any relationships or services provided to the Company, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

o

As necessary, taking, or recommending that the Board of Directors take, appropriate action to oversee the independence of the independent auditor.

Audit Committee Meetings

•

Notify the independent auditor of every Audit Committee meeting and permit the independent auditor to appear and speak at those meetings.

•

At the request of the independent auditor, convene a meeting of the Audit Committee to consider matters the auditor believes should be brought to the attention of the directors or shareholders.

•

Keep minutes of its meetings and report to the Board for approval of any actions taken or recommendations made.

Restrictions

•

Confirm with management and the independent auditor that no restrictions are placed on the scope of the auditors’ review and examination of the Company’s accounts.

OTHER PROFESSIONAL CONSULTING SERVICES

Engagement Review

•

As necessary, consider with management the rationale and selection criteria for engaging professional consulting services firms.

•

Ultimate authority and responsibility to select, evaluate and approve professional consulting services engagements.

AUDIT AND REVIEW PROCESS AND RESULTS

Scope

•

Consider, in consultation with the independent auditor, the audit scope and plan of the independent auditor.

Review Process and Results

•

Consider and review with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, as the same may be modified or supplemented from time to time.

•

Review and discuss with management and the independent auditor at the completion of the annual examination:

o

The Company's audited financial statements and related notes;

o

The Company’s MD&A and news releases related to financial results;

o

The independent auditor's audit of the financial statements and its report thereon;

o

Any significant changes required in the independent auditor's audit plan;

o

The appropriateness of the presentation of any non-GAAP related financial information;

o

Any serious difficulties or disputes with management encountered during the course of the audit; and

o

Other matters related to the conduct of the audit, which are to be communicated to the Audit Committee under generally accepted auditing standards.

•

Review the management letter delivered by the independent auditor in connection with the audit.

•

Following such review and discussion, if so determined by the Committee, recommend to the Board that the annual financial statements be included in the Company’s annual report.

•

Review, discuss with management and approve annual and interim quarterly financial statements prior to public disclosure.  The chairperson of the Audit Committee may represent the entire Audit Committee for purposes of this review.

•

Review and discuss with management and the independent auditor the adequacy of the Company's internal accounting and financial controls that management and the Board of Directors have established and the effectiveness of those systems, and inquire of management and the independent auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

•

Meet separately with the independent auditor and management, as necessary or appropriate, to discuss any matters that the Audit Committee or any of these groups believe should be discussed privately with the Audit Committee.

•

Review and discuss with management and the independent auditor the accounting policies which may be viewed as critical, including all alternative treatments for financial information within generally accepted accounting principles that have been discussed with management, and review and discuss any significant changes in the accounting policies of the Company and industry accounting and regulatory financial reporting proposals that may have a significant impact on the Company's financial reports.

•

Review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures, if any, on the Company's financial statements.

•

Review with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company's financial statements or accounting policies.

•

Review with the Company's General Counsel legal matters that may have a material impact on the financial statements, the Company's financial compliance policies and any material reports or inquiries received from regulators or governmental agencies related to financial matters.

SECURITIES REGULATORY FILINGS

•

Review filings with the Canadian provincial securities commissions and the SEC and other published documents containing the Company's financial statements.

•

Review, with management and the independent auditor, prior to filing with regulatory bodies, the interim quarterly financial reports (including related notes and MD&A) at the completion of any review engagement or other examination.  The chairperson of the Audit Committee may represent the entire Audit Committee for purposes of this review.

RISK ASSESSMENT

•

Meet periodically with management to review the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

•

Assess risk areas and policies to manage risk including, without limitation, environmental risk, insurance coverage and other areas as determined by the Board of Directors from time to time.

•

Review and discuss with management, and approve changes to, the Company's Corporate Treasury Policy.